SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

registration with CVM SHOULD not BE CONSTRUED AS AN EVALUATION oF the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87
4 - NIRE (Corporate Registry ID)
35300314441

01.02 - HEADQUARTERS

1 - ADDRESS RUA TAMOIOS, 246			2 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04630-000	4 - CITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2128-4700	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 - FAX 5098-7888	13 – FAX -	14 - FAX -
15 - E-MAIL RI@GOLNAWEB.COM.BR

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME LEONARDO PORCIUNCULA GOMES PEREIRA
2 - ADDRESS PÇA COMANDANTE LINEU GOMES S/N P3			3 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04626-020	4 - CITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2128-4700	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 5098-7888	13 - FAX -	14 - FAX -
15 - E-MAIL RI@GOLNAWEB.COM.BR

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	2	04/01/2010	06/30/2010	4	10/01/2009	12/31/2009
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - TECHNICIAN IN CHARGE JOSÉ DOMINGOS DO PRADO					12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 022.486.308-83

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 06/30/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - SAME QUARTER, PREVIOUS YEAR 06/30/2009
Paid-in Capital
1 - Common	137,033	133,199	114,197
2 - Preferred	133,198	132,140	114,197
3 - Total	270,231	265,339	228,394
Treasury Stock
4 - Common	0	0	0
5 - Preferred	454	454	1,574
6 - Total	454	454	1,574

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private Company
4 - ACTIVITY CODE 3140 – Holding Company – Transportation and Logistics Services
5 - MAIN ACTIVITY EQUITY INTEREST MANAGEMENT
6 - CONSOLIDATION TYPE
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 – IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of reais)	4 - AMOUNT OF CHANGE (in thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE PRICE WHEN ISSUED (in Reais)
17	01/19/2010	2,062,272	305	STOCK OPTION	29,532	10.3400000000
18	02/28/2010	2,062,272	83	STOCK OPTION	7,980	10.4100000000
19	03/31/2010	2,062,272	75	STOCK OPTION	7,090	10.5300000000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2010	4 – 12/31/2009
1	Total Assets	8,601,342	8,720,120
1.01	Current Assets	2,258,750	2,403,204
1.01.01	Cash and Cash Equivalents	1,589,336	1,441,672
1.01.01.01	Cash and Cash Equivalents	1,517,990	1,382,408
1.01.01.02	Restricted Cash	39,467	18,820
1.01.01.03	Short-term Investments	31,879	40,444
1.01.02	Credits	352,159	605,433
1.01.02.01	Clients	250,460	519,308
1.01.02.01.01	Trade accounts Receivable	250,460	519,308
1.01.02.02	Others	101,699	86,125
1.01.02.02.01	Recoverable taxes, net	101,699	86,125
1.01.03	Inventories, net	166,672	137,959
1.01.04	Others	150,583	218,140
1.01.04.01	Prepaid expenses	109,098	124,728
1.01.04.02	Deposits	1,937	50,429
1.01.04.03	Other Current assets	39,548	42,983
1.02	Non-current Assets	6,342,592	6,316,916
1.02.01	Long-Term Assets	1,774,970	1,759,418
1.02.01.01	Other Credits	1,766,354	1,742,114
1.02.01.01.01	Deposits	821,939	805,140
1.02.01.01.02	Prepaid expenses	58,887	63,574
1.02.01.01.03	Restricted Cash	33,082	7,264
1.02.01.01.04	Deferred income taxes	852,446	866,136
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other Non-current Assets	8,616	17,304
1.02.01.03.01	Other credits and values	8,616	17,304
1.02.02	Permanent Assets	4,567,622	4,557,498
1.02.02.01	Investments	0	0
1.02.02.01.01	Affiliates	0	0
1.02.02.01.02	Affiliates - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.02	Property, Plant and Equipment	3,307,274	3,325,713
1.02.02.03	Intangible	1,260,348	1,231,785

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2010	4 – 12/31/2009
2	Total Liabilities	8,601,342	8,720,120
2.01	Current Liabilities	2,123,207	2,439,258
2.01.01	Financial Liabilities	596,759	591,695
2.01.02	Debentures	0	0
2.01.03	Accounts Payable	465,661	362,382
2.01.04	Taxes, Charges and Contributions	71,203	76,331
2.01.04.01	Taxes and landing fees	71,203	76,331
2.01.05	Dividends Payable	577	186,416
2.01.06	Provisions	99,660	158,800
2.01.06.01	Mileage program	71,621	92,541
2.01.06.02	Provision	28,039	66,259
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	889,347	1,063,634
2.01.08.01	Salaries, wages and benefits	205,465	233,162
2.01.08.02	Tax obligations	43,239	57,277
2.01.08.03	Advance ticket sales	429,837	561,347
2.01.08.04	Advances from customers	116,103	126,059
2.01.08.05	Other current liabilities	94,703	85,789
2.02	Non-current Liabilities	3,764,215	3,670,876
2.02.01	Long-Term Liabilities	3,764,215	3,670,876
2.02.01.01	Financial Liabilities	2,673,656	2,542,167
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	274,380	298,248
2.02.01.03.01	Smiles Deferred Revenue	208,895	221,414
2.02.01.03.02	Provisions	65,485	76,834
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advances for Future Capital Increase	0	0
2.02.01.06	Others	816,179	830,461
2.02.01.06.01	Advances from customers	46,859	64,087
2.02.01.06.02	Tax obligations	96,764	88,642
2.02.01.06.03	Deferred taxes	561,129	562,303
2.02.01.06.04	Other non-current liabilities	111,427	115,429
2.03	Profit or Loss for Future Period	0	0
2.04	Minors Participation	0	0
2.05	Shareholders’ Equity	2,713,920	2,609,986
2.05.01	Issued Capital	2,181,801	2,062,272
2.05.02	Capital Reserve	60,263	60,263
2.05.02.01	Share premium	31,076	31,076
2.05.02.02	Subsidiary Goodwill Special Reserve	29,187	29,187

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Accumulated Earnings	618,101	603,724
2.05.04.01	Legal Reserve	39,123	39,123
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Contingencies Reserve	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Retained Earnings	557,504	557,504
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Others Reserves	21,474	7,097
2.05.04.07.01	Share-based payments	33,361	18,984
2.05.04.07.02	Treasury shares	(11,887)	(11,887)
2.05.04.07.03	Share issued cost	0	0
2.05.05	Equity’s Evaluation Adjustment	(1,169)	818
2.05.05.01	Adjustments for Securities	(1,169)	818
2.05.05.02	Accumulated Adjustments for Conversion	0	0
2.05.05.03	Adjustments for Business Combination	0	0
2.05.06	Net loss for the period	(145,076)	(117,091)
2.05.07	Advances for Future Capital Increase	0	0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2010 to 06/30/2010	4 – 01/01/2010 to 06/30/2010	5 – 04/01/2009 to 06/30/2009	6 – 01/01/2009 to 06/30/2009
3.01	Operating Revenues	1,590,854	3,320,670	1,394,040	2,911,076
3.01.01	Passangers	1,410,679	2,978,561	1,246,451	2,632,887
3.01.02	Cargo and Other	180,175	342,109	147,589	278,189
3.02	Operating Deductions	0	0	0	0
3.03	Net Operating Revenue	1,590,854	3,320,670	1,394,040	2,911,076
3.04	Cost of Goods and Services Sold	0	0	0	0
3.05	Operating Revenue Total	1,590,854	3,320,670	1,394,040	2,911,076
3.06	Operating Expenses/Revenue	(1,646,788)	(3,318,924)	(934,155)	(2,358,963)
3.06.01	Sales	0	0	0	0
3.06.02	General and Administrative	(1,533,584)	(3,071,980)	(1,304,091)	(2,716,036)
3.06.02.01	Salaries	(311,568)	(596,008)	(276,720)	(523,150)
3.06.02.02	Aircraft Fuel	(571,697)	(1,122,684)	(429,796)	(875,860)
3.06.02.03	Aircraft Rent	(136,541)	(286,354)	(136,409)	(353,984)
3.06.02.04	Maintenance and Repair Material	(97,371)	(234,368)	(75,801)	(199,410)
3.06.02.05	Landing Fees	(101,424)	(200,524)	(91,347)	(177,730)
3.06.02.06	Sales and Marketing	(88,115)	(170,261)	(86,571)	(168,648)
3.06.02.07	Aircraft and Traffic Servicing	(77,191)	(155,296)	(79,752)	(160,428)
3.06.02.08	Depreciation and Amortization	(80,370)	(144,130)	(32,465)	(69,162)
3.06.02.09	Other Operating Expenses	(69,307)	(162,355)	(95,230)	(187,754)
3.06.03	Financial Result	(113,204)	(246,944)	369,936	357,073
3.06.03.01	Financial Revenues	180,345	448,714	660,388	940,403
3.06.03.02	Financial Expenses	(293,549)	(695,658)	(290,452)	(583,330)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	0	0	0	0
3.07	Profit before income taxes	(55,934)	1,746	459,885	552,113
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

3.08.02	Expenses	0	0	0	0
3.09	Income taxes expenses	(55,934)	1,746	459,885	552,113
3.10	Provision for Income Tax and Social Contribution	11,882	(20,558)	2,493	(264)
3.11	Deferred Income Tax	(7,855)	(9,173)	(108,689)	(136,726)
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minors Participation	0	0	0	0
3.15	Profit (loss) for the Period	(51,907)	(27,985)	353,689	415,123
	No. SHARES, EX-TREASURY (in thousands)	269,777	269,777	226,820	226,820
	EARNINGS (LOSS) PER SHARE	(0.19241)	(0.10373)	1.55934	1.83019

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS - INDIRECT METHOD  (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2010 to 06/30/2010	4 – 01/01/2010 to 06/30/2010	5 – 04/01/2009 to 06/30/2009	6 – 01/01/2009 to 06/30/2009

4.01	Net cash provided by (used in) operating activities	253,858	438,449	(108,670)	(296,574)
4.01.01	Cash flows from operating activities	104,429	359,504	155,785	129,023
4.01.01.01	Net Income (loss) for the period	(51,907)	(27,985)	353,689	415,123
4.01.01.02	Depreciation and Amortization	80,370	143,821	32,465	69,162
4.01.01.03	Allowance for doubtful accounts	1,782	4,588	5,384	11,385
4.01.01.04	Provision for judicial lawsuits	(18,545)	(6,971)	(14,694)	(14,269)
4.01.01.05	Provision for Onerous Contracts	358	358	8,250	8,250
4.01.01.06	Deferred income taxes	7,855	9,173	108,689	136,726
4.01.01.07	Shared-based payments	10,756	14,377	1,052	2,496
4.01.01.08	Exchange and monetary variations, net	(5,732)	59,779	(456,435)	(532,558)
4.01.01.09	Interests on loans	71,724	138,878	38,955	66,307
4.01.01.10	Financial instruments, net	25,733	43,774	23,019	10,685
4.01.01.11	Smiles Deferred Revenues	(25,159)	(33,439)	100,815	89,277
4.01.01.12	Return of aircrafts provision	7,194	13,151	(45,404)	(133,561)
4.01.02	Changes in operating assets and liabilities	149,429	78,945	(264,455)	(425,597)
4.01.02.01	Trade and other receivables	65,736	264,261	(212,671)	(200,370)
4.01.02.02	Change in Inventories	(13,156)	(28,713)	(49,348)	(30,699)
4.01.02.03	Deposits	20,078	31,693	(163,642)	(187,380)
4.01.02.04	Other assets	(372)	6,900	6,338	50,528
4.01.02.05	Prepaid expenses, recoverable taxes and other credits	7,169	27,216	4,055	6,091

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS - INDIRECT METHOD  (in thousands of Reais)

4.01.02.06	Accounts Payable	129,880	103,279	87,834	36,092
4.01.02.07	Advance ticket sales	45,901	(131,510)	64,376	(86,148)
4.01.02.08	Advance from customers	8,385	(27,184)	0	0
4.01.02.09	Salaries, Wages and Benefits	(36,041)	(27,697)	(57,453)	(64,280)
4.01.02.10	Tax obligation	(3,200)	(5,017)	5,374	55,567
4.01.02.11	Insurance	(17,287)	(43,514)	(11,095)	(54,422)
4.01.02.12	Sales Tax and Landing Fees	(1,831)	(5,128)	1,700	(23,051)
4.01.02.13	Other obligations	(15,197)	3,071	81,908	128,369
4.01.02.14	Interests paid	(40,636)	(68,154)	(21,831)	(55,630)
4.01.02.15	Income tax paid	0	(20,558)	0	(264)
4.01.03	Others	0	0	0	0
4.02	Net cash generated by (used in) investing activies	(123,182)	(308,115)	(291,677)	(136,277)
4.02.01	Short term investments	12,472	415	(201,877)	(171,198)
4.02.02	Restricted cash	(20,823)	(46,464)	248	163,099
4.02.03	Purchase of property, plant and equipment	(75,227)	(220,710)	(86,757)	(121,652)
4.02.04	Intangible assets	(39,604)	(41,356)	(3,291)	(6,526)
4.02.05	Short term investments	0	0	0	0
4.03	Net cash generated by (used in) financing activities	(50,433)	14,540	427,053	459,856
4.03.01	Debts	48,799	135,174	379,295	363,943
4.03.02	Payments of financial leases	(32,459)	(54,324)	(55,689)	(107,618)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS - INDIRECT METHOD  (in thousands of Reais)

4.03.03	Dividends paid	(185,839)	(185,839)	0	0
4.03.04	Capital increase	119,066	119,529	103,447	203,531
4.04	Exchange variation of the cash of subsidiaries abroad	(1,330)	(9,292)	(9,084)	(12,591)
4.05	Net increase (decrease) in cash and cash equivalents	78,913	135,582	17,622	14,414
4.05.01	Cash and cash equivalents at beginning of the period	1,439,077	1,382,408	166,122	169,330
4.05.02	Cash and cash equivalents at end of the period	1,517,990	1,517,990	183,744	183,744

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

11.01 – CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FROM 04/01/2010 TO 06/30/2010 (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – INCOME RESERVES	7 - RETAINED EARNINGS	8 -ADJUSTMENTS TO ASSET VALUATION	9 – TOTAL CONTROLLERS' PARTICIPATION	10 – TOTAL NON CONTROLLERS' PARTICIPATION	11 – TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning Balance	2,062,735	48,376	0	22,605	503,458	788	2,637,962	0	2,637,9622
5.02	Adjustment of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	2,062,735	48,376	0	22,605	503,458	788	2,637,962	0	2,637,962
5.04	Net Income / Loss for the period	0	0	0	0	(51,907)	0	(51,907)	0	(51,907)
5.05	Destinations	0	0	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other Destinations	0	0	0	0	0	0	0	0	0
5.06	Realization of Retained Earnings	0	0	0	0	0	0	0	0	0
5.07	Adjustments to Asset Valuation	0	0	0	0	0	(1,957)	0	0	(1,957)
5.07.01	Adjustments for Securities	0	0	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.07.04	Other comprehensive income	0	0	0	0	0	(1,957)	0	0	(1,957)
5.08	Increase / Decrease on Capital Stock	119,066	0	0	0	0	0	119,066	0	119,066
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0	0	0
5.11	Others Equity Transactions	0	0	0	0	0	0	0	0	0
5.12	Others	0	0	0	10,756	0	0	10,756	0	10,756
5.12.01	Share-based payments	0	0	0	10,756	0	0	10,756	0	10,756
5.13	Final Balance	2,181,801	48,376	0	33,361	451,551	(1,169)	2,713,920	0	2,713,920

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

11.02 – CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2009 (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – INCOME RESERVES	7 - RETAINED EARNINGS	8 -ADJUSTMENTS TO ASSET VALUATION	9 – TOTAL CONTROLLERS' PARTICIPATION	10 – TOTAL NON CONTROLLERS' PARTICIPATION	11 – TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning Balance	2,062,272	48,376	0	18,984	479,536	818	2,609,986	0	2,609,986
5.02	Adjustment of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	2,062,272	48,376	0	18,984	479,536	818	2,609,986	0	2,609,986
5.04	Net Income / Loss for the period	0	0	0	0	(27,985)	0	(27,985)	0	(27,985)
5.05	Destinations	0	0	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other Destinations	0	0	0	0	0	0	0	0	0
5.06	Realization of Retained Earnings	0	0	0	0	0	0	0	0	0
5.07	Adjustments to Asset Valuation	0	0	0	0	0	(1,987)	(1,987)	0	(1,987)
5.07.01	Adjustments for Securities	0	0	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.07.04	Business Combination Adjustments	0	0	0	0	0	(1,987)	0	0	(1,987)
5.08	Increase / Decrease on Capital Stock	119,529	0	0	0	0	0	119,529	0	119,529
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0	0	0
5.11	Others Equity Transactions	0	0	0	0	0	0	0	0	0
5.12	Others	0	0	0	14,377	0	0	14,377	0	14,377
5.12.01	Share-based payments	0	0	0	14,377	0	0	14,377	0	14,377
5.13	Final Balance	2,181,801	48,376	0	33,361	451,551	(1,169)	2,713,920	0	2,713,920

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

11.03 - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

	Three-month period ended June 30, (Unaudited)		Six-month period ended June 30, (Unaudited)

	2010	2009	2010	2009

Losses (income) for the period	(51,907)	353,689	(27,985)	415,123

Other comprehensive income (loss)
Available for sale financial assets	(590)	(2,002)	(913)	2,656
Cash flow hedges	(2,073)	37,909	(1,630)	12,165
Income tax	706	(12,889)	556	(4,136)
	(1,957)	23.018	(1,987)	10,685

Total comprehensive income for the period	(53,864)	376,707	(29,972)	425,808

Transactions of the comprehensive income for the three-month and six-month periods ended on June 30, 2010 and 2009 are provided below:

	Financial assets available for sale	Cash flow hedges	Tax effect	Total comprehensive income (loss)
Balance on March 31, 2009	2,656	(47,518)	16,156	(28,706)
Losses (profits) realized in financial instruments transferred to the income	-	(25,133)	8,545	(16,588)
Fair value variation	(2,002)	63,042	(21,434)	39,606
Balance on June 30, 2009	654	(9,609)	3,267	(5,688)

	Financial assets available for sale	Cash flow hedges	Tax effect	Total comprehensive income (loss)
Balance on March 31, 2010	1,812	(1,552)	528	788
Losses (profits) realized in financial instruments transferred to the income	-	23,710	(8,060)	15,650
Fair value variation	(590)	(25,783)	8,766	(17,607)
Balance on June 30, 2010	1,222	(3,625)	1,234	(1,169)

	Financial assets available for sale	Cash flow hedges	Tax effect	Total comprehensive income (loss)
Balance on December 31, 2008	(2,002)	(21,774)	7,403	(16,373)
Losses (profits) realized in financial instruments transferred to the income	(1,345)	7,209	(2,452)	3,412
Fair value variation	4,001	4,956	(1,684)	7,273
Balance on June30, 2009	654	(9,609)	3,267	(5,688)

	Financial assets available for sale	Cash flow hedges	Tax effect	Total comprehensive income (loss)
Balance on December 31, 2009	2,135	(1,995)	678	818
Losses (profits) realized in financial instruments transferred to the income	(323)	39,994	(13,598)	26,073
Fair value variation	(590)	(41,624)	14,154	(28,060)
Balance on June 30, 2010	1,222	(3,625)	1,234	(1,169)

The accompanying notes are an integral part of the Quarterly Financial Information - ITR.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

1.    Operational context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a public-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The objective of the Company is the exercise of share control of VRG Linhas Aéreas S.A. (“VRG”) and, by intermediation of subsidiaries and affiliated companies, essentially exploit: (i) regular and non-regular services for domestic and international transportation of passengers, cargo or mail bags, according to the concessions from the competent authorities; and (ii) complementary activities for air transportation service via passenger flight chartering.

GLAI is the direct parent company of the wholly-owned subsidiaries headquartered abroad GAC Inc (“GAC”), Gol Finance (“Finance”) and indirect parent company of SKY Finance (“SKY”) and SKY Finance II (“SKY II”).

GAC was established on March 23, 2006, according to the laws of Cayman Islands, and its activities are related to the acquisition of aircrafts for its single shareholder (GLAI), which provides funds for its operational activities and settlement of obligations. GAC is the controller of companies SKY and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both of them located at Cayman Islands, which activities are related to obtaining funds to finance the acquisition of aircrafts.

Finance was established on March 16, 2006, according to the laws of Cayman Islands, and its activities are related to obtaining funds for the acquisition and financing of aircrafts.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights with GOL and VARIG brands, providing regular and non-regular air transportation services among the main destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded in the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company adopts Level 2 Differentiated Corporate Governance Practices with the Sao Paulo Stock Exchange (BOVESPA), and integrates the indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differentiate the companies committed with the adoption of differentiated practices for corporate governance.

2. Summary of significant accounting practices

The authorization for issue of these Interim Consolidated Financial Reporting – ITR occurred in the Board of Directors' meeting conducted on August 09, 2010.

2.1 – Preparation basis

The Interim Consolidated Financial Reporting - ITR of the Company were prepared for the period ended on June 30, 2010, and comply with the International Accounting Standards (IAS) No. 34, related to Brazilian Accounting Practices CPC 21 which addresses the interim financial reporting.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

IAS 34 requires the use of certain accounting estimates by the Company Management. The Interim Consolidated Financial Reporting - ITR were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

These Interim Consolidated Financial Reporting - ITR do not include all the information and disclosure items required in the consolidated annual financial statements. Therefore, they must be read together with the consolidated financial statements referring the year ended December 31, 2009, and filed on March 11, 2010, which were prepared according to International Financial Reporting Standards – IFRS.

2.2 – Transition to IFRS

The Company adopted IFRS for the first time in its consolidated financial statements for the year ended December, 31, 2008, which comparatively includes the financial statements for the period ended December 31, 2007, for filing the Form 20-F at SEC (Security Exchange Commission).

As allowed by SEC and CVM (The Brazilian Securities Exchange Commission), and aiming to attend to the information needs of the market it operates in, the Company discloses its financial statements according to the International Financial Reporting Standards - IFRS as issued by “International Accounting Standards Board – IASB” in IFRS, as well as according with the terms of the Brazilian Corporate Laws.

The Brazilian Corporate Laws are fulfilled by the Company through the disclosure, on June 30, 2010, of its Interim Consolidated Financial Reporting – ITR  in accordance with IFRS, instead of  the information prepared according to the accounting practices adopted in Brazil, until December 31, 2009, as requested by the Instruction CVM 457/07.

Instruction CVM 457/07 requires the reconciliation of shareholders’ equity and the net income of the financial statements of the controlling company, according to the accounting practices adopted in Brazil.

On June 30, 2010, the Company anticipated the adoption of all the mandatory accounting pronunciation until December 31, 2010, which converge to the international accounting standards. The adjustments were made retrospectively as requested by the accounting standards. Thus, there are no differences between the financial statements of the controlling company, prepared according to the accounting practices adopted in Brazil, and the consolidated financial statements prepared on IFRS basis.

3. Seasonality

The Company expects that the revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. By considering of the high portion of fixed costs, this seasonality tends to cause variations in our operational revenues from quarter to quarter.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

4. Cash and cash equivalents

	Consolidated
	06/30/10	12/31/09

Cash and bank deposits	120,502	84,262
Cash equivalents	1,397,488	1,298,146
	1,517,990	1,382,408

On June 30, 2010, cash equivalents refers substantially to certificates of bank deposits, government securities and fixed income funds, bearing interest rates of 95.0% to 104.0% of Certificado de Depósito Interbancário (Inter-bank Deposit Certificate) (CDI). Since the first quarter of 2010, the Company started investing in open funds, and not more in exclusive funds as it previously did. Investment funds here refer to investments in quotas of fixed income and DI funds of top-class banks. The composition of cash equivalents balance is presented below:

	Consolidated
	06/30/10	12/31/09

Bank deposit certificates	260,537	619,587
Government securities	270,625	582,710
Committed – Overnight	343,108	95,849
Investment funds	523,218	-
	1,397,488	1,298,146

These financial investments provide high liquidity and are promptly converted into known cash amount, and are subject to insignificant risk of value change.

5. Restricted Cash

Restricted cash is represented by guaranteed margin deposits related to hedge transaction and loan of Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and Banco de Desenvolvimento de Minas Gerais (BDMG).

The guaranteed margin deposits related to hedge correspond to R$39,467 (R$18,820 on December 31, 2009), recorded in current assets, and are deposited with BM&FBOVESPA for future dollar-based operations, and in the case of oil derivatives and interests, deposited in banks where the contracts were executed. The deposits are primarily invested in government securities bearing SELIC interest rate or another prime rate.

Restricted cash related to BNDES and BDMG loans is invested in DI securities, bearing weighed average interest rate of 98.4% of CDI, and corresponding to the requirement of guarantee deposits by the counterparties. On Junho 30, 2010, non-current assets balance corresponds to R$33,082 (R$7,264 on December 31, 2009).

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

6. Short term investments

	Consolidated
	06/30/10	12/31/09
Bank deposits certificates	7,844	16,307
Foreign bank deposits	22,080	22,312
Others	1,955	1,825
Total of available for sale assets	31,879	40,444

Financial assets classified as available for sale are basically comprised by investment funds for debt securities (FIDC) and foreign bank deposits (time deposits). These financial investments have average maturity term of 303 days, bearing interest at an average annual rate of 108.4% of CDI  and 11.0% per year.

7. Trade and other receivables

	Consolidated
	06/30/10	12/31/09
Local currency:
Credit card administrators	58,349	341,784
Travel agencies	146,751	123,884
Installments sales	48,802	57,491
Cargo agencies	14,980	14,220
Others	30,390	23,161
	299,272	560,540

Foreign currency:
Credit card administrators	3,716	4,273
Travel agencies	4,184	6,349
Cargo agencies	275	545
	8,175	11,167
	307,447	571,707

Allowance for doubtful accounts	(56,987)	(52,399)
	250,460	519,308

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	06/30/10	12/31/09
Balance at the beginning of the period	(52,399)	(44,698)
Additions	(14,542)	(41,366)
Irrecoverable amounts	3,750	17,672
Recoveries	6,204	15,993
Balance at the end of the period	(56,987)	(52,399)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The aging analysis of accounts receivable is as follows:

	Consolidated
	06/30/10	12/31/09
Falling due	219,748	498,684
Overdue until 30 days	16,229	10,172
Overdue 31 to 60 days	4,118	4,870
Overdue 61 to 90 days	3,160	2,350
Overdue 91 to 180 days	13,750	14,592
Overdue 181 to 360 days	8,325	9,492
Overdue more than 360 days	42,117	31,547
	307,447	571,707

On June 30, 2010, accounts receivable from travel agencies amounting to R$14,899 (R$67,691 on December 31, 2009) are linked to guarantees of loan agreements.

8.         Inventories

	Consolidated
	06/30/10	12/31/09

Consumables	16,905	11,040
Parts and maintenance materials	108,276	98,744
Advances to suppliers	19,860	25,086
Imports in progress	14,751	5,749
Others	15,842	5,942
Provision for obsolescence	(8,602)	(8,602)
	166,672	137,959

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

9. Deferred and recoverable taxes

	Consolidated
	06/30/10	12/31/09
Recoverable taxes:
Current assets
ICMS (1)	6,341	4,711
Prepaid IRPJ and CSSL (2)	45,779	37,644
IRRF (3)	7,167	2,044
Withholding tax of public institutions	20,776	18,047
Value-added tax – IVA (4)	4,922	5,071
Income tax on imports	15,805	18,119
Others	909	489
Total recoverable taxes current	101,699	86,125

Deferred taxes:
Non-current assets
Credits on accumulated Income tax losses carryforward	342,044	346,725
Negative basis of social contribution	123,136	124,821
Temporary differences:
VRG acquisition effects	95,376	99,215
Provision for assets loss	170,382	170,351
Provision for doubtful accounts	18,642	17,207
Provision for judicial lawsuits	59,879	60,419
Aircraft returns	7,432	6,729
Others	35,555	40,669
Total deferred tax - non-current assets	852,446	866,136

Non-current liabilities
VRG acquisition effects	212,143	210,154
Maintenance deposits	153,227	151,820
Engine and rotable depreciation	101,469	83,427
Goodwill amortization reversal	38,298	25,532
Aircraft leasing operations	40,751	69,893
Deferred income - Smiles	-	11,117
Others	15,241	10,360
Total deferred tax - non-current liabilities	561,129	562,303

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable net profits.

      CSLL: social contribution on taxable net profits, created to finance social programs and funds.

(3) IRRF: withholding of income tax applicable on certain domestic operations, such as payment of fees for some service providers, payment of salaries and financial income resulting from bank investments.

(4) IVA: Value-added tax for sales of goods and services abroad.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The Company and its subsidiary have tax losses and negative bases of social contribution in the determination of the taxable profits, to be compensated with 30% of the annual taxable profits, with no expiration term, in the amounts described below:

	Company (GLAI)		Subsidiary (VRG)
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Accumulated IRPJ tax loss	264,254	266,250	1,341,662	1,360,390
Negative basis of social contribution	264,254	266,250	1,341,662	1,360,390

On June 30, 2010, tax credits resulting from tax losses, negative basis of social contribution were recorded based on the firm expectation for generation of future taxable profits of the controller company and its subsidiary, by observing the legal limitations.

The forecasts for future taxable profits, under tax losses and negative basis of social contribution, technically prepared and supported by the business plans, and approved by the Company Management bodies, indicate the existence of taxable profits enough to realize recognized deferred tax credits within at most 10 years. As a consequence, the estimations are subject to risk of not being confirmed in the future, by considering the uncertainties inherent to these provisions. By considering the twelve-month period from January 1 to December 31 each year, we present the forecast tax credits from tax losses and negative basis of social contribution to be utilized as follows:

	2010	2011	2012	2013	2014	2015	2018	Total
						to	to
						2017	2020
	(6 months)
VRG	43,892	68,898	66,524	65,310	64,182	147,359	-	456,165
GLAI	90	1,355	1,260	1,173	1,091	2,766	1,280	9,015

The amount recorded as tax credits was R$89,846. However, the company recorded a provision losses in the amount of R$80,831, which can be realized after 2020.

Management considers that the deferred tax assets resulting from temporary differences will be realized proportionally to the realization of provisions and final resolution of future events.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The reconciliation between income tax and social contribution, calculated by the application of statutory tax rate combined with values reflected in the result, as shown below:

	Consolidated
	06/30/10	06/30/09
Income before income tax and social contribution	1,746	552,113
Combined tax rate	34%	34%
Income tax and social contribution by the combined tax rate	(594)	(187,718)
Adjustments for calculating the effective tax rate:
Exchange rate variation on overseas investments	(13,982)	77,238
Benefit on deferred IRPJ and CSLL determination in subsidiaries	-	(3,660)
Benefit not established on tax loss	(4,965)	(19,643)
Non-deductible expenses (non-taxable income) of subsidiaries	(4,265)	(4,025)
Income tax on permanent differences	(5,925)	818
Income tax and social contribution expenses	(29,731)	(136,990)

Current income tax and social contribution	(20,558)	(264)
Deferred income tax and social contribution	(9,173)	(136,726)
	(29,731)	(136,990)

10.  Prepaid expenses

	06/30/10	12/31/09

Deferred losses from sale-leaseback transactions of aircrafts	68,260	72,947
Prepayments of insurance	46,153	60,398
Prepayments of leasing	30,973	35,453
Prepayments of commissions	11,096	14,705
Others	11,503	4,799
	167,985	188,302

Current	109,098	124,728
Non-current	58,887	63,574

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

11. Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future maintenance deposits. The maintenance deposits paid under lease agreements transfer neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities to the aircraft lessor. The Company maintains the right to select any third-party maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft.  Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

Based on regular reviews of deposit recoveries, Management believes that the values informed in the consolidated balance are refundable, and there are no impairment of maintenance deposits, which balances on June 30, 2010 classified in current and non-current assets are R$1,937 and R$509,261, respectively (R$50,429 and R$472,244 on December 31, 2009).

In addition, the Company holds contracts with some lessors to replace deposits via letters of credit, to enable the utilization of deposits to cover other disbursements related to leasing contracts. Many of the aircraft leasing contracts do not require maintenance deposits.

Deposits in guarantee for leasing contracts

As required by the leasing contracts, the Company makes deposits in guarantee on behalf of the leasing companies, which exercise occurs integrally upon the contract expiration date. On June 30, 2010, the balance of guarantee deposits for leasing contracts, classified in non-current assets, is R$214,590 (R$251,716 on December 31, 2009).

Judicial deposits

Judicial deposits substantially represent guarantees of related to tax claims under judgment until the resolution of conflicts related to them. The balances of judicial deposits on June 30, 2010, recorded in non-current assets totaled R$98,088 (R$81,180 on December 31, 2009).

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

12.      Transactions with related parties

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related party Breda Transportes e Serviços S.A. for the provision of passenger and luggage transportation services between airports, and transportation of employees, to expire on November 16, 2010 and to be renewed at every 12 months by equal periods by signing an amendment instrument signed by the parties, with annual correction based on the General Market Price Index (IGP-M) variation.

The Subsidiary VRG also holds contracts with related party Expresso União Ltda., União Transporte de Encomendas e Comércio de Veículos Ltda., Serviços Gráficos Ltda. and HK Consultoria e Participações for providing passenger and luggage transportation services between airports, transportation of express cargoes, transportation of employees, graphic and consulting services, respectively, with twelve-month validity terms without incurrence of financial charges.

During the three and six-month period ended on June 30, 2010, VRG recognized total expense related to these services amounting to R$2,642 and R$5,418, respectively (R$2,506 and R$4,783 for the three and six-month period ended on June 30, 2009). All the entities previously mentioned belong to the same business group and are controlled by Comporte Participações S.A.

Operational lease

VRG is the tenant of the property located at Rua Tamoios, 246, Sao Paulo – SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., which contract expires on April 4, 2011, including clause of annual readjustment based on General Market Price Index (IGP-M) variation. During the three and six-month period ended on June 30, 2010, VRG recognized total expense related to this rental amounting to R$108 and R$215 respectively (R$107 and R$208 for the three and six-month period ended on June 30, 2009).

Commercial Agreement with Unidas Rent a Car

On May 2009, VRG signed commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which provides 50% discount to Unidas customers in the daily rental rates when they buy air travel tickets in flights operated by the subsidiary VRG via its website. The Chairman of the Board of Directors of the Company, Álvaro de Souza, is also a member of the board of directors of Unidas Rent a Car.

Accounts payable – current liabilities

On June 30, 2010, balances payable to related companies amounting to R$878 (R$688 on December 31, 2009) are included in the suppliers' balances and substantially refer to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

Compensation of key management personnel

	Three month period ended		Six month period ended
	06/30/10	06/30/09	06/30/10	06/30/09
Salaries and benefits	3,355	2,885	6,135	5.387
Social charges	2,894	1,054	3,856	1.935
Share-based payments	10,756	725	14,377	1,927
Total	17,005	4,664	24,368	9,249

On June 30, 2010, the Company did not offer post-employment benefits, and there are no benefits for breach of employment agreements or other long-term benefits for Management or other employees.

Profit sharing plan

The Company maintains profit sharing plan and stock option plans for its employees. The profit sharing plan is conditioned to the economical-financial results measured by using performance indicators as basis, which assumes the achievements of performance goals of the Company, business units and individual units. On June 30, 2010, no provision was established, due to the losses incurred in the period.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved a stock option plan for key senior executive officers and employees. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date.

Due to changes brought to the Stock Option Plan of the Company's shares, approved by Ordinary Shareholders Meeting held on April 30, 2010, for the 2010 grants, the options become exercisable 20% from the first year, additional 30% from the second and remaining 50% from the third year. The options under this Plan of 2010 also may be exercised within 10 years after the grant date. The fair value of stock options was estimated at grant date using option-pricing model  of Black-Scholes.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)
Board of Directors meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010
Total of options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640
Option exercisable price	33.06	47.30	65.85	45.46	10.52	20.65
Fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%
Option duration (years)	10	10	10	10	10	10

(a) On April 2010 was granted 216,673 in addition to 2009.

(b) On April 2010 was approved additional awarding of 101,894.

Changes in the stock options as of June 30, 2010 are shown as follows:

	Stock options	Average weighted purchase price
Options in circulation as of December 31, 2009	849,354	26.59
Granted	2,991,313	19.92
Exercised	(23,746)	12.08
Cancelled	(231,869)	30.01
Options in circulation as of June 30, 2010	3,585,052	20.90

Number of options exercisable as of December 31, 2009	303,774	29.89
Number of options exercisable as of June 30, 2010	277,626	30.11

The interval of the exercise prices and the average maturity of the outstanding options, as well as the intervals of the exercise prices for the exercisable options as of June 30, 2010, are summarized below:

Options in circulation				Options exercisable
Exercise price intervals	Options in circulation as of June/2009	Remaining weighted average maturity	Weighted average exercise price	Options exercisable as of June/2010	Weighted average exercise price
33.06	35,374	5	33.06	35,374	33.06
47.30	43,758	6	47.30	34,775	47.30
65.85	50,817	7	65.85	30,490	65.85
45.46	119,881	8	45.46	47,952	45.46
10.52	591.323	9	10.52	129,035	10.52
20.65	2,743,899	10	20.65	-	20.65
10.52-65.85	3,585,052	9.64	20.90	277,626	30.11

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

For the period of six months ended in June 30, 2010, the Company registered an income with stock options in the amount of R$14,377 (R$2,496 for the period ended on June 30, 2009), being the expense presented in the consolidated statements of operations as labor expenses.

13.  Earnings per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings (loss) per share calculation should be the same for both shares.

Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted earnings per share are computed including dilutive potential shares from the executive employee stock options using the treasury-stock method when the effect is dilutive. The effect anti-dilutive potential shares are ignored in calculating dilutive earnings per share.

	06/30/10	06/30/09
Numerator
Net income (losses) in period	(27,985)	415,123

Denominator
Weighed mean of shares in circulation related to basic earnings per share (in thousands)	266,090	211,911

Adjusted weighed mean of shares in circulation and presumed conversions related to the diluted earnings per share (in thousands)	266,090	211,911

Basic earnings (losses) per share	(0.11)	1.96
Diluted earnings (losses) per share	(0.11)	1.96

On June 30, 2010, the diluted losses per share is computed by considering the instruments that may have potential dilutive effect in the future, related to the share purchase option plan for 2009 and 2010, which had the period prices (R$10.52 and R$20.65, respectively) below the average market quotation of the period (“in-the-money”). However, due to the loss reported for the six months ended June, 30, 2010, these shares have anti-dilutive effect. On June 30, 2010 the total of 249,830 stock options have anti-dilutive effect.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

14. Property, plant and equipment

	06/30/10				12/31/09
	Annual weighted depreciation		Accumulated	Net	Net
	rate	Cost	depreciation	value	value
Flight equipment
Aircraft under financial leases	6%	2,305,250	(254,203)	2,051,047	2,021,083
Sets of replacement parts and spare engines	4%	701,785	(114,371)	587,414	548,411
Aircraft reconfigurations	4%	92,413	(53,579)	38,834	39,927
Aircraft and safety equipment	20%	1,287	(631)	656	682
Tools	10%	16,463	(4,413)	12,050	12,144
		3,117,198	(427,197)	2,690,001	2,622,247
Property and equipment in use
Vehicles	20%	7,046	(4,868)	2,178	2,472
Machinery and equipment	10%	21,162	(6,597)	14,565	14,231
Furniture and fixtures	10%	17,171	(6,335)	10,836	10,183
Computers and peripherals	20%	33,475	(20,305)	13,170	13,686
Communication equipment	10%	2,623	(1,020)	1,603	1,365
Facilities	10%	4,519	(2,007)	2,512	2,652
Maintenance center – Confins	7%	100,258	(9,906)	90,352	86,664
Improvements in third-party properties	20%	30,786	(10,253)	20,533	23,265
Works in progress	-	10,474	-	10,474	10,050
		227,514	(61,291)	166,223	164,568
		3,344,712	(488,488)	2,856,224	2,786,815

Advances for acquisition of aircraft		451,050	-	451,050	538,898
		3,795,762	(488,488)	3,307,274	3,325,713

Transactions of property, plant and equipment balances are shown below:

	Property, plant and equipment under financial leasing	Replacement and spare parts	Advances for acquisition of property, plant and equipment	Others	Total
On December 31, 2009	2,021,083	601,164	538,898	164,568	3,325,713
Additions	133,181	58,912	177,321	11,198	380,612
Disposals	-	(2,739)	(265,169)	(115)	(268,023)
Depreciation and amortization	(103,217)	(18,383)	-	(9,428)	(131,028)
On June 30, 2010	2,051,047	638,954	451,050	166,223	3,307,274

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

15.      Intangible assets

	Goodwill	Trade names	Airport operating rights	Software	Total
Balance on December 31, 2009	542,302	63,109	560,842	65,532	1,231,785
Additions	-	-	-	41,356	41,356
Amortizations	-	-	-	(12,793)	(12,793)
Balance on June 30, 2010	542,302	63,109	560,842	94,095	1,260,348

16.      Financial Liabilities

		Effective average interest rate (p.y.)	Consolidated
	Maturity	06/30/2010	06/30/10	12/31/09
Current Assets:
Local currency:
Working capital	Aug/10	12.63%	125,000	160,000
BNDES loan	Jul/12	10.50%	14,352	14,352
BNDES loan – Transfer Safra	Mar/14	11.67%	13,356	-
BDMG loan	Jan/14	11.42%	3,234	2,800
Debentures	Nov/14	11.25%	46,269	-
Interest	-	-	7,365	3,309
			209,576	180,461
Foreign currency (in American dollars):
Working Capital	Sept/10	2.15%	101,476	-
Loan for advance for aircraft acquisition (PDP I)	Feb/10	-	-	111,585
Loan for advance for aircraft acquisition (PDP II)	Dec/10	2.74%	106,009	131,836
IFC loan	Jul/13	5.60%	15,012	14,510
FINIMP	Jun/11	2.69%	2,938	-
Interest			15,162	16,624
			240,597	274,555
			450,173	455,016

Financial Lease	Dec/21		146,586	136,679
Total current assets			596,759	591,695

Non-current assets:
Local currency:
BNDES	Jul/12	10.50%	15,548	22,725
BNDES – Transfer Safra	Mar/14	11.67%	54,085	-
BDMG	Jan/14	11.42%	8,407	10,056
BDMG II	Mar/18	10.38%	20,244	-
Debentures	Nov/14	11.25%	327,298	374,045
			425,582	406,826

Foreign currency (in American dollars)
IFC	Jul/13	5.60%	37,531	43,530
Senior bonus	Apr/17	7.50%	374,607	360,993
Perpetual bonus	-	8.75%	321,478	310,079
			733,616	714,602
			1,159,198	1,121,428

Financial Lease	Dec/21		1,514,458	1,420,739
Total non-current assets			2,673,656	2,542,167
			3,270,415	3,133,862

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The due dates of long-term financial liabilities for the next periods start from July 1st to June 30 of the subsequent year, as follows:

					After
	2011	2012	2013	2014	2014	Total
Local currency:
BNDES loan	14,352	1,196	-	-	-	15,548
Loan – Safra	19,269	19,269	15,547	-	-	54,085
BDMG and BDMG II	3,229	4,589	5,957	4,058	10,818	28,651
Debentures	93,492	93,492	93,492	46,822	-	327,298
	130,342	118,546	114,996	50,880	10,818	425,582
Foreign currency
(in American dollars):
IFC Loan	15,012	15,012	7,507	-	-	37,531
Senior bonus	-	-	-	-	374,607	374,607
Perpetual bonus	-	-	-	-	321,478	321,478
Total	145,354	133,558	122,503	50,880	706,903	1,159,198

Working capital

On June 30 2010, the Company had R$125,000 (R$160,000 on December 31, 2009) in working capital with three financial institutions. The weighted annual average interest rate for these loans contracted in Brazilian currency on June 30, 2010 was 12.63% (10.89% on December 31, 2009). The loans have the Company approval as guarantee.

During the period ended on June 30, 2010, the Company amortized one of the credit lines in the amount of R$60,000.

On June 28, 2010 the Company borrowed from three prime line financial institutions the amount of  R$101,476 (US$56,328). The objective of this operation is to generate a better cash liquidity and to reduce the capital cost of the Company. The borrowing has a three months maturity term, due date in September 27, 2010 when will be paid principal and interests of 2.15%

FINIMP Loan

On June 30,2010 VRG had an amount of R$2,938 (US$1,631) proceeding from the Banco do Brasil. The amount will be used to import financing of rotables and aeronautics components. The loan has a term of one year and the amortization of principal and interests will occur in June 14, 2011. The interest rate related this operation is Libor plus 1.5%.

BNDES loan – intermediated by Banco SAFRA

On March 31, 2010, VRG contracted with Banco Safra a credit line amounting to R$44,436 with funds proceeding from the National Economic and Social Development Bank (BNDES), by its indirect transfer program “Finame Moderniza BK”. The funds will be aimed at the modernization of turbines in specialized Brazilian shops. The loan term is 48 months, with 6-month Grace period and major capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.5% per year. On June 30,2010, the Company has an amount of R$799 in guarantee.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

On May 26, 2010, VRG received from Banco Safra the amount of R$23,000 related to the second part of the credit line with funds proceeding from the National Economic and Social Development Bank (BNDES), by its indirect transfer program “Finame Moderniza BK”. The loan term is 48 months, with maturity date in May,2014 with 6-month Grace period and major capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.5% per year.

BDMG loan

On February 29, 2010, VRG achieved funding from BDGM (Development Bank of Minas Gerais) amounting to R$20,000, which will be also used in the financing for the expansion of the Aircraft Maintenance Center at the Confins International Airport in Minas Gerais and the construction of the Brake Shop, located in Tancredo Neves International Airport in Lagoa Santa, Minas Gerais. The total loan term is eight years with 36-month grace period and interests computed by using the IPCA (National Price Index Consumer) variation as basis plus 6% per year. The loan is monthly amortized within 60 months. The financing requires certificate of bank deposit as guarantee amounting at least to R$25,000.

Senior and Perpetual Bonus

Fair values of senior and perpetual bonus, on June 30 2010, reflecting the frequent readjustment of market quotations of these instruments, based on the exchange rate in force on the balance closing date, are shown below:

	Consolidated
	Book	Market
Senior bonus	374,607	372,167
Perpetual bonus	321,478	295,220

Finance leases

Future payments for considerations of leasing contracts are established in US dollars, on June 30, 2010, as follows:

	06/30/10	12/31/09
2010	113,676	207,877
2011	226,550	206,823
2012	223,596	204,907
2013	222,497	204,053
2014	222,480	204,053
Beyond 2014	1,098,344	975,870
Total of minimum lease payments	2,107,143	2,003,583
Less: total interest	(446,099)	(446,165)
Present value of minimum leasing payments	1,661,044	1,557,418
Less: short-term installment	(146,586)	(136,679)
Long-term installment	1,514,458	1,420,739

The discount rate used for calculating the present value of the minimum leasing payments is 6.48% on June 30, 2010 (6.64% on December 31, 2009). There are no significant differences between the present value of minimum leasing payments and the market value of these financial liabilities.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The Company extended the maturity date of financing for some of its aircrafts leased during 15 years, by using the SOAR (mechanism for extending the amortization and financing payment) structure, which enables performing calculated draw downs to be made for settlement by payment in full at the end of the leasing contract. On June 30, 2010 the value of withdrawals performed for the integral payment on the expiration date of the leasing contract is R$32,738 (R$24,617 on December 31, 2009).

Restrictive covenants

The Company has restrictive covenants in loan agreements with the following financial institutions: IFC, Natixis, BNDES and Banco do Brasil. On June 30, 2010, the Company is in compliance with all covenants, except with IFC, that issued to the Company a waiver due on December 2010.

17.      Advance ticket sales

On June 30, 2010, the balance of advance ticket sales of R$429,837 (R$561,347 on December 31, 2009) is represented by 1,902,821 tickets sold and not yet used, with average utilization term of 99 days (96 days on December 31, 2009).

18.      Smiles deferred revenue

Since the VRG´s acquisition, the Company has a mileage program denominated Smiles (“Smiles Program”). This program consists in the reward of mileage credits, though of accumulation of mileage credits by the passengers, to use in new travels. The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value.

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The Company records the mileage credits allowed in deferred revenues account, based on the fair value of the mileage credits. The fair value of the mileage credit component is determined based (i) on weighted-average price of passenger tickets sold by VRG parted for mileage amount necessary to issue a ticket when VRG offers mileage for flying and, (ii) on weighted-average price at which the Company sells mileage credits to business partners. The deferred revenue from the sale mileage credits and the mileage component of passenger ticket sales that approximates fair value is deferred and recognized as revenue when miles are redeemed and services are provided based on the weighted-average price of all miles that have been deferred. The portion of the revenue received in excess of the fair value of mileage credits sold (the “marketing premium”) is recognized in income when the related marketing services are provided and classified as other revenue.

The associated value for mileage credits which the Company estimates are not likely to be redeemed (“breakage”) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patterns.

On June 30, 2010, the balance of Smiles deferred revenue is R$71,621 and R$208,895 classified in the current and non-current liabilities, respectively (R$92,541 and R$221,414 on December 31, 2009).

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

19. Advances from customers

On June 30, 2009, the Company, by its subsidiary VRG, completed a partnership with Banco Bradesco S.A. and Banco do Brasil S.A. by an Operational Agreement to issuing and managing credit cards in the “co-branded” format. As an integral part of the agreement, the Company initially received an amount of R$252,686 related to the purchase of miles of the mileage program, access rights and utilization of the program customers database. Until June 30, 2010, the Company received as advance purchase of miles of the SMILES program, an amount of R$178,800 from both financial institutions described above. The Company expects to receive the full amount within 5 years from the agreement date and also the remuneration conditioned by the right to access and use of the registration database, share of the revenue from the credit cards issued by the financial institutions and participation in revenues. On June 30, 2010, the balance registered in the advances to customers caption in the current liabilities, related to this agreement, corresponds to R$48,741, and R$46,859 in non-current liabilities.

On November 13, 2009, the Company, by its wholly-owned subsidiary VRG, signed a commercial agreement with Banco Santander (Brazil) S/A, during 13 months, amounting to R$34,500, for the non-exclusive acquisition of Smiles mileage, to be used in its reward program. On June 30, 2010, the balance registered in the advances to customers caption in the current liabilities, and related to this agreement, corresponds to R$17,362.

On July 27, 2009, the Company, by its wholly-owned subsidiary VRG, signed commercial agreement with the Travel Operator and Agency CVC Tur Ltda. (“CVC”), during 6 months, and amounting to R$50,000, to enable the sale of air travel tickets for flights operated by VRG, wich was extended by an amendment. This amendment was replaced by the commercial agreement signed on June 08,2010 in the amount of R$50,000, to enable the sale of national and international charters.

On June 30, 2010, the balance registered in the advances to customers in the current liabilities, related to this agreement is R$50,000.

20. Tax obligations

	Consolidated
	06/30/10	12/31/09

PIS and COFINS	68,498	63,971
REFIS	38,164	38,166
IOF	86	13,415
IRRF on salaries	13,458	8,855
CIDE	183	4,593
ICMS	3,923	2,121
Import tax	3,843	2,455
Others	11,848	12,343
	140,003	145,919

Current	43,239	57,277
Non-current	96,764	88,642

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

21. Provisions

	Insurance provision	Aircraft returns	Onerous contracts	Judicial Lawsuits	Total
Balance on December 31, 2009	42,632	19,792	10,330	70,339	143,093
Recognized	1,497	13,151	358	6,971	21,977
Utilized	(41,917)	(11,084)	-	(18,545)	(71,546)
Balance on June 30, 2010	2,212	21,859	10,688	58,765	93,524

Current	2,212	21,859	3,968	-	28,039
Non-current	-	-	6,720	58,765	65,485

Insurance provision

Management takes out insurance coverage in amounts it considers necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº. 10.744/03. The insurance provision includes provisions related to the accident of an aircraft during Gol Airlines Flight 1907 on September 29, 2006 and amounts payable for aircraft insurance.

The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

Aircraft returns

The aircraft return costs includes provisions for the maintenance to meet the contractual return conditions on engines held under operating leases.

Onerous contracts

On June 30, 2010, the Company recorded a provision of R$10,688, with R$3,968 classified in current liabilities and R$6,720 in non-current liabilities (R$10,330 on December 31, 2009) for onerous operating lease contracts related to two Boeing 767-300 aircrafts that are out of operation and are maintained under operating lease. The provision represents the present value of the future lease payments that the Company is presently obligated to make under non-cancelable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, where applicable. The estimated may vary as a result of changes in the utilization of the leased premises and sub-lease arrangements where applicable. The term of the leases ranges from 2 to 4 years.

Judicial lawsuits

On June 30, 2010, the Company and its controlled companies are involved in judicial lawsuits and administrative proceedings, totaling 16,854 distributed as follows: 10,456 civil claims, 1,336 administrative proceedings and 4,991 labor claims, including 71 civil and labor administrative proceedings.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The claims that result from the normal course of the Company operations include the total number of 12,516, composed by: 9,966 civil claims, 1,184 labor claims and 1,366 civil and labor administrative proceedings. The remainder is related to requests for recognition of succession of obligations from the former Varig S.A.. The provisions constituted for probable losses are reviewed based on the suit progress and the history of losses thru the best current estimation for civil and labor suits.

The estimated obligations related to civil and labor suits are shown below:

	06/30/10	12/31/09
Civil	23,759	35,524
Labor	35,006	34,815
	58,765	70,339

There are other suits evaluated by Management and by lawyers as possible risk, in the amount, estimated on June 30, 2010, of R$10,827 for civil claims and R$7,829 or labor claims (R$54,823 and R$1,731 on December 31, 2009), which have no provisions recorded. The values remain the same, as there was no court definition related to these claims.

The Company is one of the parties in 4 labor claims in France, resulting from debts of former Varig S.A. During the period ended on June 30, 2010, the Company had favorable decision (decision from trial court) in terms of non-succession. The value involved in the discussions (not provisioned) is approximately R$7,227 (corresponding to €2.1 million) and was adjusted until June 2010.

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract. Given that there is no circulation of goods, management understands that a relevant tax triggering event is not characterized.

The estimated aggregated value of the judicial disputes in progress related to non-chargeable of ICMS tax on the abovementioned imports is R$215,231 on June 30, 2010 (R$210,164 on December 31, 2009) monetarily adjusted, and not including arrears interests. Based on the evaluation of the subject by its legal counselors and supported on suits of the same nature judged favorably to the taxpayers by the High Court (STJ) and Supreme Federal Court (STF) in the second half of 2007, the Company understands that chances of loss are remote, and thus did not make provisions for the referred values.

Although the result from these suits and proceedings cannot be forecasted, and based on consultations made with its external legal counselors, the Company understands that the final judgment of these suits will not have any relevant adverse effect on the financial position, operating results and cash flow of the Company.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

22.      Shareholders’ equity

a)  Capital stock

On June 30, 2010, the capital stock is represented by 270,231,206 shares, with 137,032,734 common shares and 133,198,472 preferred shares. Fundo de Investimento em Participações Volluto (before named Fundo de Investimento em Participações ASAS) is the controller shareholder of the Company, with equal interests of Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Shareholding composition is shown below:

	06/30/10			12/31/09
	Common	Preferred	Total	Common	Preferred	Total
Volluto Fund	100.00%	27.62%	64.33%	100.00%	26.96%	63.64%
Others	-	1.42%	0.70%	-	1.57%	0.78%
Treasury shares	-	0.34%	0.17%	-	0.34%	0.17%
Alliance Bernstein L.P.	-	6.57%	3.23%	-	-	-
Market	-	64.05%	31.57%	-	71.13%	35.41%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock on June 30, 2010 is R$4 billion. Within the authorized limit, the Company can, under approval by the Board of Directors, increase the capital stock independently from statutory reform, by issuing shares, without preserving the proportion among the different kinds of shares. The Board of Directors will define the issuance conditions, including price and paid-in term.

At the discretion of the Board of Directors, the right for preference can be excluded, or reduced the term for its exercise, in the issuance of preferred shares, which placement is made via trade in stock exchange or public subscription, or also by exchange by shares, in public bid for shareholding acquisition, under the terms provisioned in the legislation. It is prohibited the issuance from beneficiary parties under the terms of the Company social statute.

Preferred shares do not have voting rights, except when occurring specific facts provisioned in the law. These shares have the preference below: priority in capital reimbursement, without Premium and right to be included in public bid as a result from control divestiture the same price paid by share of the control block, by assuring dividends at least equal to the common shares. In addition, the Differentiated Corporate Governance Practices – Level 2 of BM&FBOVESPA, provision the concession of voting rights to preferred shareholders in subjects related to corporate restructuring, merges and transactions with related parties.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

During meeting of the Board of Directors conducted on March 11, 2010, it was approved increase of capital stock by R$185,839 (corresponding to the same amount of dividends related to the year ended on December 31, 2009), which allow the payment via private issuance of 7,622,584 shares (3,833,077 common shares and 3,789,507 preferred shares). With the expiration of legal terms for execution of the preferences’ right, and the other rights of shareholders, during meeting of the Board of Directors conducted on May 5, 2010. The referred increase of capital was partially subscribed, in the amount of R$119,066, with the issuance of 4,883,756 shares (3,833,076 common shares and 1,050,680 preferred shares), all of them nominative, registered, without nominal value. The issuance price of common and preferred shares was established in R$24.38 per common and preferred share, established based on the quotation of shares issued by the Company in Bolsa de Valores, Mercadorias e Futuros (Future Exchange) (“BM&FBovespa”), on May 5, 2010.

On april 16, 2010 the Company paid dividends in the amount of R$185.839, as approved in the Meeting of the Board of Directors dated of march 11, 2010.

On June 09,2010 was announced the acquisition of 8,748,89 prefered shares issued by the Company by shareholder Alliance Bernstein L.P. and its affiliate AXA Investment Managers, totalizing 6,568% of the preferred shares. This acquisition is related to a minority investment and not cause changes in the control composition neither in the administrative structure of the Company.

The quotation of shares of Gol Linhas Aéreas Inteligentes S.A., on June 30, 2010, in the Sao Paulo Stock Exchange – BOVESPA, corresponded to R$21.38, and US$12.12 in New York Stock Exchange – NYSE. The book value per share on June 30, 2010 is R$10.04 (R$10.71 on December 31, 2009).

b)  Treasury shares

On December 9, 2009, the Board of Directors approved the cancellation of 1,119,775 preferred shares maintained in treasury, amounting to R$29,293 and recordered in the reserve account. On June 30, 2010, the Company has 454,425 treasury shares, totaling R$11,887, with market price of R$9,716 (R$11,887 in shares at market price of R$11,851 on December 31, 2009).

c)  Share-based payments

For the three and six-month period ended on June 30, 2010, the Company recorded expense with share-based compensation in shares amounting to R$10,756 and R$14,377 respectively (R$725 and R$1,927 for the three and six-month period ended on June 30, 2009), with balancing entry in the statement of income as personnel cost, as described in Note 12.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

d) Other comprehensive income

The indication at fair price of financial investments classified as available for sale, and the financial instruments designated as cash flow hedge are recognized in the Equity Valuation Adjustments caption, net from tax effects, until the contracts’ expirations. The balance on June 30, 2010 corresponds to loss of R$1,169 (gain of R$818 on December 31, 2009).

23.   Financial income and expenses

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2010	2009	2010	2009
Financial expenses:
Loan interest	(71,724)	(83,973)	(138,878)	(137,668)
Exchange variation of liabilities	(98,884)	(147,857)	(271,870)	(254,516)
Exchange variation of leases	(78,531)	26,279	(193,045)	-
Losses with investment funds	(49)	(891)	(60)	(1,869)
Losses with financial instruments	(30,515)	(65,377)	(51,690)	(165,560)
IOF	(1,648)	(7,996)	(4,436)	(9,108)
Others	(16,198)	(10,637)	(35,679)	(14,609)
	(293,549)	(290,452)	(695,658)	(583,330)
Financial income:
Interests on financial investments	22,380	3,942	41,789	12,754
Exchange variation of assets	83,822	375,034	233,913	526,593
Exchange variation of leases	60,045	221,512	143,705	263,428
Gains with financial instruments	4,782	52,078	8,186	122,584
Monetary variation of assets	1,432	674	2,193	1,047
Others	7,884	7,148	18,928	13,997
	180,345	660,388	448,714	940,403
Net financial income	(113,204)	369,936	(246,944)	357,073

24.      Sales Revenue

	Consolidated
	06/30/10	06/30/09
Passenger transportation	3,116,349	2,748,542
Other revenues	357,748	289,796
Gross revenue	3,474,097	3,038,338
Related taxes	(153,427)	(127,262)
Net revenue	3,320,670	2,911,076

  Revenue by geographical segment is shown below:

	06/30/10%		06/30/10%
Domestic	3,130,623	94.3	2,688,337	92.3
International	190,047	5.7	222,739	7.7
Net income	3,320,670	100.0	2,911,076	100.0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

25. Commitments

The Company signed contract with Boeing for acquisition of aircrafts. On June 30, 2010 there are 84 firm orders and 40 purchase options granted in non-charging mode. In at most one year, advances will be made for 15 aircrafts, with expected delivery until December 2012, and the other ones with expected delivery above 24 months. These advances are being financed by PDP II loans, with due dates in December 2010, as described in Note No. 15. The approximate value for firm orders, not considering the contractual discounts, is R$10,696,566 (corresponding to US$5.937.589). The commitments for purchase of aircrafts include estimations for contractual price increases during the construction phase. The portion financed by long-term loans, guaranteed by the aircrafts, by the US Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircrafts. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to 100%.

The Company is making payments related to the acquisitions of aircrafts by using its own funds, loans, cash generated in operations, short- and medium-term credit lines, and financing from the supplier.

Shown below is a summary of the payments related to commitments assumed with the acquisition of aircrafts for the next years since 1st July up to June 30 of subsequent year:

	2010	2011	2012	2013	2014	After 2014	Total
Advancesfor aircraftacquisition	66,151	207,161	420,212	444,266	230,182	162,309	1,530,281
Commitments for aircraft acquisition	455,006	1,000,383	431,764	2,351,939	3,468,456	2,989,018	10,696,566
Total	521,157	1,207,544	851,976	2,796,205	3,698,638	3,151,327	12,226,847

The Company leases its entire fleet of aircrafts by combining mercantile, operational and financial leasing. On June 30, 2010, the total fleet was comprised by 122 aircrafts, including 87 with mercantile-operational leasing and 35 registered as mercantile-financial leasing. The Company has 29 aircrafts with financial leasing with purchase option. During the three-month period ended on June 30, 2010, the Company didn’t receive aircrafts based on mercantile-financial leasing and returned one 737-300, three 737-800 and one 737-700 aircrafts. On June 30, 2010, there are four 737-300 aircrafts under returning processes.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

a)   Operating leases

Future payments of non-cancelable operating leasing contracts are designated in US dollars, and on June 30, 2010, these obligations are shown below:

	06/30/10	12/31/09
2010	276,768	515,936
2011	542,226	489,655
2012	517,123	466,315
2013	444,624	402,497
2014	279,087	245,792
Beyond 2014	529,118	378,376
Total of minimum leasing payments	2,588,946	2,498,571

b)         Sale-leaseback transactions

During the 2006 accounting period, the Company earned gains with sale-leaseback transactions made by its subsidiary GAC Inc., for eight 737-800 Next Generation aircrafts, in net value of R$58,347. This gain is being deferred proportionally to the monthly payments of the respective mercantile-operational leasing contracts, by the contractual term of 124 months. On June 30, 2010, the balances registered in “other current and non-current liabilities obligations” caption correspond to R$7,172 and R$26,067, respectively (R$7,172 and R$29,653 on December 31, 2009). During the three and six-month periods ended on June 30, 2010, total gains recognized in the result totaled R$8,855 and R$17,765, respectively.

During the accounting periods of 2007, 2008 and 2009, the Company registered losses with sale-leaseback transactions performed by its subsidiary GAC Inc. for nine aircrafts, amounting to R$86,715. These losses are being deferred and amortized proportionally to the payments of the respective mercantile leasing contracts by the contractual term of 120 months. On June 30, 2010, the balances registered in “advance expense in current and non-current assets” caption correspond to R$9,373 and R$58,887, respectively (R$9,373 e R$63,574 on December 31, 2009). During the three and six-month periods ended on June 30, 2010, total of losses recognized in the statement of operations was R$550 and R$1.100, respectively.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

26.      Risks inherent to the Company operations and sensitivity analysis of financial instruments

The Company and its controlled companies are exposed to market risks resulting from their operations and consider credit risks and market risks related to changes in fuel prices, exchange rate and interest rates as the most relevant ones.

The risk management program of the Company has the purpose of protecting against sudden increases of expenses related to market quotations, which may affect the Company competitiveness in a given period. These risks are managed by the utilization of financial instruments for protection available in the financial market, such as swaps, future contracts, exchange and petroleum options. The operations that involve fuel and interests hedge are contracted via international banks rated as low risk (average rating A+ according to Moody’s and Fitch agencies). The portion of derivative contracts involving fuel derivatives is performed at NYMEX and operations involving foreign currency are traded at BM&FBOVESPA. The utilization of these instruments is guided by the formal Risk Management Policy under management of the Company directors, Risk Policies Committee and Board of Directors.

The Risk Management Policy of the Company establishes controls, limits, as well as other follow-up techniques, especially mathematical models adopted for the ongoing monitoring of exposures, in addition to explicitly prohibit the performance of speculative operations using derivative financial instruments. The derivative financial instruments are used only with the purpose of protection (hedge). In addition, the Company does not perform operations with any kind of leverage.

Most of the financial instruments for the purpose of protecting against fuel and exchange rate risks provide scenarios with low probability of occurrence, and thus have lower costs when compared with other instruments with higher probability of occurrence. Consequently, in spite of the high correlation between the object protected and the derivative financial instruments contracted, a significant part of the operations provides ineffective results upon their liquidation, which are presented on the tables along this note.

Historically, the Company does not contract protection to cover its entire exposure, both for fuel consumption and exchange and interests exposure, and thus is subject to the portion of risks resulting from market variations. The portion of exposure to be protected is reviewed quarterly in compliance with the strategies determined in the Risk Policies Committees, and are periodically followed. This portion may reach the total exposure.

The Risk Policies Committee recommends, for approval of the Board of Directors, programs for contracting financial instruments aimed at protecting the Company against occasional market price variations related to fuel, exchange rate and interest rate risks, during 12 months on continuous bases, and may extend when the predetermined prices are reached.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The Company adopts hedge accounting for large portion of its financial instruments, according to the parameters described in IAS 39. All the financial instruments contracted for protection purposes are formally identified via documentation upon the acquisition, so as to enable making them compatible with the requirements necessary for using the hedge accounting method. The Company classifies the financial instruments used for protection as "cash flow hedge", and recognizes, according to the hedge accounting criteria described in IAS 39, the variations of the fair market value of the effective derivative financial instruments in shareholders’ equity until the hedge object reaches its competence.

IAS 39 also requires the proof of effectiveness, in a prospective and retrospective way, of the financial instruments for containing the variation of protected cost and expense values. The Company estimates the effectiveness based on statistical methods for correlation and the ratio between gain/loss variations in the fair value of financial instruments used as hedge vs. variation of expenses of the protected object. The effective hedge results in the contention of protected expense variation are entered in reducing accounts for protected expenses, by reducing or increasing the operating cost (except for interest hedge results), and the non-effective results are recognized as financial income or expense within the period. The instruments are recognized as ineffective when the variation in the value of derivatives is not between 80% and 125% of the price variation for the protected object. When the protected object is consumed and the respective derivative financial instrument is liquidated, non-realized gains or losses for these derivatives registered in shareholders’ equity are recognized in the result. In case of financial instruments designated for interest hedge, the values of effective gains or losses with the liquidation of these instruments are entered in financial income or expense.

The Company also contracts derivative financial instruments not designated for hedge, that is, hedge accounting criteria are not used in this case. These contracts are swap-lock type derivatives for interests, which are used to protect against exposure, which are indicated in Libor interest rate referring to aircraft leasing operations. For these derivative instruments, the fair value variation is directly recognized as financial income or expense within the period.

The fair market value of swaps is estimated based on discounted cash flow methods, and the fair value of options is estimated based on the Black-Scholes model (adapted to commodities option in case of petroleum).

The financial instruments were entered in the following captions of the balance sheet:

Description	Balance account	Balance on June 30, 2010
Fair Value of derivatives (assets)	Other credits and amounts	34,009
Fair Value of derivatives (liabilities)	Other obligations	27,349
Margin deposit	Restricted cash	39,467
Changes in fair value of hedge accounting	Other comprehensive loss	272

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The relevant information related to major risks affecting the Company operations are detailed below:

a)  Fuel price risk

Fuel represents significant parcel of the cost of airline companies, and thus is one of the major market risks in this industry. The aircraft fuel price is related to the variation of the petroleum price in the market.

Based on this information, the Company manages this risk by using strategies for contracting derivative financial instruments, aimed at providing protections against sudden and significant increases in the petroleum price. Aviation fuel consumed on June 30, 2010 and 2009 represented 36.3% and 33.0%, respectively, of the costs of services provided, Sales and administrative expenses of the Company.

Due to the low liquidity of aviation fuel derivatives traded in commodities exchange, the Company contracts crude oil derivatives to be protected against the oscillations in the aviation fuel prices. Historically, the petroleum prices are highly correlated with the aviation fuel prices, which make the crude oil derivatives effective for compensating fluctuations in aviation fuel prices, so as to provide immediate protection. The fuel hedge purpose is protecting against future oscillations of fuel prices. Fuel hedge derivative contracts are performed at Nymex and over-the-counter (OTC) markets, with the following financial institutions: Barclays, British Petroleum, Citibank, Deutsche Bank, Goldman Sachs, JP Morgan, MF Global and Morgan Stanley. On June 30, 2010, there are no financial assets linked to the guarantee margin in the contracting of fuel hedge derivative instruments.

The contracts for derivative financial instruments of petroleum, designated as fuel hedge by the Company, are summarized below (in thousands, except when otherwise indicated):

	Consolidated
Final balance in:	06/30/10	12/31/09
Fair value at end of the period (R$)	14,766	18,588
Average term (months)	5	5
Volume protected for future periods (thousand barrels)	2,875	1,878
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	227	-

	Three-Month period ended June,		Six-Month period ended June,
Period ended June 30:	2010	2009	2010	2009
Losses with hedge ineffectiveness recognized in financial expenses for future competencies (R$)	(1,219)	(52,583)	(14,853)	(119,056)
Total losses with hedge ineffectiveness recognized as financial expenses (R$)	(17,754)	17,529	(17,754)	17,529
Total losses with hedge ineffectiveness recognized as financial expenses (R$)	(18,973)	(35,054)	(32,607)	(101,527)
Current percentage of exposure hedged during the period	42%	23%	36%	18%

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The table below shows the nominal value of derivatives designated for hedge and contracted by the Company to protect future fuel expenses, the average rate contracted for the derivatives and the percentage of fuel exposure protected by competence period on June 30, 2010:

Market risk factor: Fuel price
Over-the-counter market
	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	Total
Percentage of fuel exposure hedged	49%	43%	9%	5%	5%	5%

Nominal volume in barrels (thousands)	1,949	1,703	359	198	196	195	4,600
Nominal volume in liters (thousands)	309,852	270,743	57,074	31,478	31,160	31,001	731,308

Future rate agreed per barrel (US$) *	88.60	91.86	93.58	106.74	81.00	84.03	90.46

Total in Reais **	311,086	281,822	60,522	38,074	28,601	29,519	749,633

*  Weighted mean between call strikes.

** The Exchange rate on 06/30/10 was R$1.8015/ US$1.00.

b)  Exchange rate risk

The Exchange rate risk refers to unexpected variation, in favorable or unfavorable way, of expenses and/or income, which values are linked to the fluctuation of foreign currencies. The Company exposure to foreign currency is primarily related to the operating activities and investments in foreign subsidiaries. The Company income is generated in Reais, except for a small part in Argentinean pesos, Aruba guilder, Bolivia boliviano, Chilean pesos, Colombian pesos, Paraguayan guarani, Uruguayan pesos and Venezuelan bolivars. However, the Company has a significant portion of its liabilities exposed to variation of the exchange rate of American dollars, particularly the ones related to aircraft leasing and funding instruments to finance aircraft acquisitions, and this requires contracting derivative financial instruments to mitigate this risk. The major expense accounts, which are object of exchange rate hedge, are expenses with fuel, leasing, maintenance, insurance and international IT services.

The contracts for derivative financial instruments for hedge of American dollars are executed with BM&FBOVESPA by using exclusive investment funds as the mean for contracting coverage for risks, as described in the Risk Management Policy of the Company.

On June 30, 2010, the value of financial assets linked to margin deposits is R$39,467, represented by Brazilian government bonds.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The exchange exposure of the Company on June 30, 2010 and December 31, 2009 is shown below:

	Consolidated
	06/30/10	12/31/09
Assets
Cash, cash equivalents and short term investments	106,117	139,287
Deposit for aircraft maintenance	511,198	510,576
Deposits in guarantee for leasing contracts	214,590	247,562
Advance expenses for leasing	30,973	35,453
Others	76,065	66,823
Total Assets	938,943	999,701

Liabilities
Foreign suppliers	21,952	30,077
Financial liabilities	974,213	989,157
Financial leasing payable	1,661,044	1,557,418
Other leases payable	37,845	38,708
Insurance premium payable	2	38,150
Total liabilities	2,695,056	2,653,510
Exchange exposure in R$	1,756,113	1,653,808
Total exchange exposure in US$	974,806	949,810

Obligations not registered in balance
Future obligations resulting from operating leases s	2,588,946	2,498,571
Future obligations resulting from firm orders for aircraft acquisition	12,226,847	12,565,036
	14,815,793	15,063,607
Total exchange exposure R$	16,571,906	16,717,415
Total exchange exposure US$	9,198,949	9,601,089

The position of exchange derivative contracts designated as American dollar hedge by the Company (in thousands, except when otherwise indicated), is shown below:

	Consolidated
Final balance in:	06/30/10	12/31/09
Fair value at end of the period (R$)	1,441	982
Longer remaining term (months)	5	3
Volume protected for future periods (US$)	209,500	95,000
Losses with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	(2,533)	(294)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

	Three-Month period ended June,		Six-Month period ended June,
Period ended June 30:	2010	2009	2010	2009
Losses with hedge effectiveness recognized in operating costs and expenses (R$)	(1,313)	(669)	(391)	(669)
Gains (losses) with hedge ineffectiveness recognized in financial income (expenses) (R$)	(2,004)	15,804	(4,315)	43,810
Losses with hedge ineffectiveness recognized in financial income (expenses) for future competences (R$)	(676)	(904)	(676)	(904)
Total gains (losses) with hedge ineffectiveness recognized as financial income (expenses) (R$)	(2,680)	14,900	(4,991)	42,906
Current percentage of exposure hedged during the period	26%	23%	20%	12%

The table below shows the nominal value of derivatives designated for hedge and contracted by the Company to protect future fuel expenses in American dollars, and the average rate contracted for the derivatives by competence period on June 30, 2010:

Market risk factor: American dollar exchange rate
Stock exchange market
	3Q10	4Q10	Total
Nominal value in American dollars	193,500	16,000	209,500

Future rate contracted	1.8889	1.9750	1.8955

Total in Reais	365,502	31,600	397,102

On June, 2010 Company contract an exchange swap (USD x CDI) to protect a credit line against US Dollar oscilation. The swap has a term of 90 days and has the same maturity date of the credit line. This derivative is not designed to hedge accounting. In the table below are presented the details of this swap on June 30, 2010:

Balance at	06/30/10
Fair value at the end of period (R$)	850
Nominal value at the end opf period	56,329

Six months ended June, 2010
Gains recognized on financial revenues	850

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

c)  Credit risk

The credit risk is that in which the counterparty does not fulfill its obligations, thus generating financial loss for the Company.

The Company is exposed to credit risks resulting from its operating activities, especially in terms of accounts receivable, cash and cash equivalent, including bank deposits, financial assets classified as available for sale and financial instruments. The credit risks in terms of accounts receivable is minimized, because it is substantially represented by accounts receivable from the major credit card operators. The derivative financial instruments are realized with counterparts that have high ratings of agreement with evaluation made by Moody’s and Fitch agencies (average rating A+) or the instruments are contracted in commodities or future exchanges (BM&FBOVESPA and NYMEX). Also, the Company evaluates risks of counterparts and diversifies its exposure. The Company Management believes that the risk of failure in receiving the due amounts by its counterparties is not significant in derivative operations.

d)  Interest rate risk

The Company results are not affected by fluctuations in the international interest rates due to the impact from such changes in mercantile leasing expenses. On June 30, 2010, the Company keeps interest swap-lock (swap term) derivative financial instruments to protect against oscillations of the interest rates for aircraft leasing contracts.

Interest rate hedge operations are performed by contracts with financial institutions rated as low risk. On June 30, 2010, the Company has open contracts with the following financial institutions: Calyon, Citibank and Merrill Lynch.

The Company does not have financial assets related to margin deposits for interest hedge operations on June 30, 2010.

The position of interest derivative contracts designated as Libor interest hedge (in thousands, except when otherwise indicated), is shown below:

Final balance in:	06/30/10	12/31/09
Fair value at end of the period (R$)	(745)	(2,182)
Nominal value at end of the period (US$)	60,575	60,575
Nominal value at end of the period (R$)	109,126	105,474
Losses with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	(85)	(1,023)

	Three-Month period ended June,		Six-Month period ended June,
	2010	2009	2010	2009
Gains (losses) with hedge effectiveness recognized in financial revenue (expenses) (R$)	(746)	156	(1,513)	156

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The position of interest derivative contracts not designated as hedge (in thousands, except when otherwise indicated), is shown below:

Final balance in:	06/30/10	12/31/09
Fair value at end of the period (R$)	(8,211)	(4,411)
Nominal value at end of the period (US$)	22,500	29,500
Nominal value at end of the period (R$)	40,534	51,365

	Three-Month period ended June,		Six-Month period ended June,
	2010	2009	2010	2009
Gains (losses) with hedge effectiveness recognized in financial revenue (expenses) (R$)	(4,184)	5,764	(5,243)	5,764

The Company results are affected by fluctuations in the interest rates in force in Brazil, incurring on financial investments, short-term investments, obligations in Reais, assets and obligations indexed by dollar. These fluctuations affect the market value of financial instruments realized in Brazil, the market value of securities predetermined in Reais, and the compensation of cash and financial investment balances.

On June 30, 2010, the Company has future contracts for Inter-financial Deposit traded at BM&FBOVESPA, with nominal value of R$ 267,000, maximum term of 27 months and fair value gains amounting to R$290.

On June 30 2010 the nocional value of derivative financial instruments not liquidated, the fair value and the impact of cash generated are summarized bellow:

Description	Unity	Reference Value		Fair Value		Value	Value
		(Nocional)		(Reais)		Receivable/	Paiable/
		06/30/10	12/31/09	06/30/10	12/31/09	Received	Paid
Dolar:
Future Contracts:
Purchase Commitment	USD	112,750	35,750	(1,279)	(191)	8,439	12,362

Option Contracts:
Titleholder position – Purchase	USD	124,250	100,250	2,719	976	-	3,613

Term Contracts:
Swap Contracts (USD x CDI)	USD	56,329	-	850	-	-	-

Commodities – WTI NYMEX

Contrato de Opções:
Titleholder position – Purchase	Barrels	3,737	3,005	14,756	18,588	1,206	21,252
Titleholder and issued position – Collar	Barrels	196	-	(39)	-	-	-
Titleholder and issued position – Swap	Barrels	30	-	49	-	-	-

Interest Rate – LIBOR
Term Contracts
Swap Contracts	BRL	149,660	156,839	(8,956)	(6,593)	-	762

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

e) Statement on sensitivity analysis of financial instruments

The sensitivity analysis of derivative financial instruments isolated from the fluctuation of the major risk factor considered the elements below:

•            The probable scenario is defined as the one expected by the Company Management, established by the volatility of each asset.

•            The possible adverse scenario considers deterioration of 25% in the major determining variation of the fair value for the financial instrument.

•            The remote adverse scenario considers deterioration of 50% in the major determining variation of the fair value for the financial instrument.

The table below shows the sensitivity analysis by the Company Management and the cash effect for derivative financial instruments open on June 30, 2010, based on the scenarios described above.

Operation	Risk	Probable Scenario	Probable Adverse Scenario	Remote Adverse Scenario
Fuel	Fall of WTI (NYMEX) price curve	US$ 75.63 /bbl	US$ 56.72 /bbl	US$ 37.82 /bbl
		R$ 14,776	R$ (2,256)	R$ (7,810)
Dollar	Fall of Dollar (BM&F) curve	R$ 1.8015 /US$	R$ 1.3511 /US$	R$ 0.9008 /US$
		R$ 2,291	R$ (76,845)	R$ (153,244)
Libor	Fall of Libor rate	0.753%	0.564%	0.376%
		R$ (8,956)	R$ (9,446)	R$ (9,937)

In addition to the sensitivity analysis according to the abovementioned standards, the analysis of impact of the financial instrument quotation variation on the Company result and its shareholders’ equity is also performed, by considering:

•       Increase and fall of 10 percentage points in fuel prices, by keeping constant all the other variables;

•       Increase and fall of 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•       Increase and fall of 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The table below shows the sensitivity analysis by the Company Management open on June 30, 2010 and 2009, based on the scenarios described above:

Fuel:

	Position on June 30, 2010		Position on June 30, 2009
Increase / (reduction) in fuel prices	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
(percentage)	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(56.4)	(31.4)	(99.1)	(71.0)
(10)	56.4	37.1	99.1	42.1

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

Exchange – Dollar:

	Position on June 30, 2010		Position on June 30, 2009
Valuation / (devaluation) in US dollar /R$	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
(percentage rate)	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(81.5)	(36.0)	(135.4)	(80.0)
(10)	81.5	40.8	135.4	94.4

Interest Rate – Libor:

	Position on June 30, 2010		Position on June 30, 2009
Increase / (reduction) in Libor interest rate for all the due dates	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
In percentage	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(0.01)	(0.19)	(0.40)	(2.40)
(10)	0.01	0.21	0.40	2.00

The following considerations are important to understand the sensitivity analysis by Management:

I)                   Operations with fuel derivative instruments:

On June 30, 2010, the Company holds Call, Collar and swap contracts for West Texas Intermediate (“WTI”) petroleum, which represent notional values of 3,963 barrels, respectively. These contracts have due dates between April 2010 and February 2011.

The probable scenario by Management is that the WTI type petroleum price reaches an average value of US$75.63 per barrel, which would result in cash flow income of R$14,766, in case of contract liquidation. These instruments are entered in fuel cost reducing accounts when measured ass effective, or entered in financial income when measured as ineffective.

Management estimates that the possible adverse scenario is the price reduction for the WTI-type petroleum to US$56.72 per barrel, and a remote adverse scenario in which the price may reach US$37.82 per barrel. In case of confirming the possible or remote scenarios and liquidation of contracts occurring on June 30, 2010, the Company would have losses of R$2,256 and R$ 7,810, respectively.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

II)        Operations with dollar derivative instruments:

On June 30, 2010, there are future dollar contracts with notional amount of R$203,119 (US$112,750), and dollar purchase option contracts with notional amount of R$223,836 (US$124,250). The maturity dates of future contracts range from April 2010 and July 2010, and the purchase option contracts range from July 2010 to December 2010.

The probable scenario for operations with future dollar contracts and dollar purchase option contracts is the expectation that the currency quotation reaches R$ 1.8015 per American dollar, which shall generate total net cash income of R$2,291 (future contracts and purchase option contracts), thus compensating the payment of expenses related to dollar variation in case of contract liquidation on June 30, 2010.

For a possible scenario, the estimated dollar quotation would be R$1.3511 per American dollar, thus causing losses on the fair value of R$76,845, while the remote scenario considers currency devaluation to R$0.9008 per American dollar, thus generating losses on the fair value of R$153,244.

III)       Operations with interest rate derivative instruments

On June 30, 2010, the Company has Swap Amortizing contracts that have notional amount of R$109,126 (US$60,575) and maturity date until July 2010, aiming at protecting its aircraft leasing expenses against interest rate variations. The Company also has interest Swap-Lock contracts with notional amount of R$40,534 (US$22,500) with maturity dates between October 2022 and December 2022.

Management estimates that the probable scenario is that Libor rate reaches 0.753% per year, while for the possible and remote scenarios, the rates considered are 0.564% per year and 0.376% per year, respectively. The estimated fair value losses for the probable, possible and remote scenarios are R$8,956, R$9,446 and R$9,937, respectively.

f)  Liquidity risk

The liquidity risk represents risk of shortage of funds aimed at debt payments. To prevent mismatches between accounts receivable and payable, the cash management policy of the Company establishes utilization limit of 20% for its investments with maturities in the same month, and the investment durations should not exceed the payment duration of the Company obligations.

The table below shows the exposure, out of the Company books, to future obligations related to operational leasing contracts and aircraft purchasing contracts. The Company uses derivative financial instruments from top class Banks for cash administration purposes.

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01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

The table below shows the contractual payments required by the financial assets and liabilities of the Company:

Period ended June 30	2010	2011	2012	2013	2014	After 2014	Total
Financial assets Non-derivative
Cash and cash equivalents	1,517,990	-	-	-	-	-	1,517,990
Financial assets	30.438	-	-	-	-	-	30,438
Restricted cash	39,467	25,564	6,348	-	1,170	-	72,549
Accounts receivable and others	250,460	-	-	-	-	-	250,460
Total	1,838,355	25,564	6,348	-	1,170	-	1,871,437

Financial liabilities Non-derivative
Debt balances for loans and financing:
Finance leases	113,676	226,550	223,596	222,497	222,480	1,098,344	2,107,143
Loans and financing with floating rate	206,146	145,354	133,558	122,503	50,880	10,818	669,259
Loans and financing with fixed rate	14,151	-	-	-	-	696,085	710,236
Working capital	229,876	-	-	-	-	-	229,876
Total	563,849	371,904	357,154	345,000	273,360	1,805,247	3,716,514

Net derivative instruments
Fuel derivative	8,907	5,859	-	-	-	-	14,766
Exchange rate derivative	1,441	-	-	-	-	-	1,441
Interest rate swap	(8,956)	-	-	-	-	-	(8,956)
Total	1,392	5,859	-	-	-	-	7,251

	1,275,898	(340,481)	(350,806)	(345,000)	(272,190)	(1,805,247)	(1,837,826)

g)  Capital management

The table below shows the financial leverage rate on June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
Total equity	2,713,920	2,609,986
Cash and cash equivalents	(1,517,990)	(1,382,408)
Restricted cash	(72,549)	(18,820)
Other current financial assets	(31,830)	(40,444)
Loans and financing	1,586,844	1,576,444
Finance leases	1,661,044	1,557,418
Net debt (a)	1,625,519	1,692,190
Total Capital (b)	4,339,439	4,302,176

Leverage rate (a) / (b)	(37%)	39%

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

08.01 – NOTES TO FINANCIAL STATEMENTS

On June 30, 2010, the Company is committed to keep the value of cash and cash equivalent close to 25% of the net income of the last twelve months. The financial leverage rate did not have significant changes when compared with the period ended on December 31, 2009.

The decrease of leverage rate of the Company on June 30, 2010 results from the increase of the Capital, new financial funding and increase of the cash balance generated by operational revenues.

27. Non-cash transactions

The Company performed non-cash transactions resulting from investment and financing activities, and thus were not reflected in cash flow statements:

•         During the three and six-month period ended on June 30, 2010, the Company made advances for aircraft acquisitions to R$27,652, and R$51,035 and write-offs amounting to R$56,602 and R$192,652, respectively, included as property, plant and equipment, which were directly financed by loans, as described in Note 16.

•         During the three and six-month period ended on June 30, 2010, the Company acquired R$2,126 and R$133,180 respectively in aircrafts via finance leases (R$526,559 during the period ended on December 31, 2009).

28.  Insurance coverage

On June 30, 2010, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum indemnification values indicated in American dollars, is shown below:

Aeronautical Model	Reais	Dollar
Guarantee – Fuselageo/War	7,820,149	4,340,910
Civil Liability per occurrence/aircraft	3,152,625	1,750,000
Stocks (base and transit)	225,188	125,000

According to the Law No. 10.744, of October 09, 2003, the Brazilian government assumed the compromise of complementing occasional expenses of civil liability before third parties, caused by war acts or terrorist actions, occurred in Brazil or abroad, by which VRG may be occasionally requested to pay, for amounts that exceed the limit of the insurance policy in force on September 10, 2001, limited to the equivalent amount in Reais to one billion American dollars.

29.  Subsequent events

On july 13, 2010, the Company , thru this controlled company Finance issued senior bonds denominated in US Dollars in the nominal amount of  US$300 Milion (R$525,510 in the funding date) with maturity date for 2020, interest rate of 9.25% per year, with trustee guarantee of the Company and VRG. The financial resources of this funding will be used for the payment  of debt maturing in the next three years. The senior bonds are redeemable by the face value after five years of the issue date.

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01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

GOL Consolidates Fleet Renewal and Revenue Grows by 14.1%

São Paulo, August 9, 2010 –  GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces today its results for the second quarter of 2010 (2Q10). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the second quarter of 2009 (2Q09) and the first quarter of 2010 (1Q10).

Highlights

GOL’s net revenue totaled R$1,590.9mm in 2Q10, 14.1% above the R$1,394.0mm recorded in 2Q09, mainly driven by the 16.6% year-over-year increase in passenger traffic on its route network. Compared to 1Q10, revenue fell by 8.0%, chiefly due to seasonality, given that most of the first quarter falls in the peak summer season.

Operating costs and expenses came to R$1,533.6mm, 0.3% increase on 1Q10 and 17.6% up on 2Q09, primarily due to maintenance expenses of around R$37mm associated with the renovation of the fleet. In the second quarter, five B737-300 aircraft were returned and four B767-300s were reactivated for long-haul charter operations and sub-leasings.

Operating income (EBIT) stood at R$57.3mm, 36.3% down on 2Q09, and 70.1% versus 1Q10, with a margin of 3.6%, chiefly due to maintenance expenses. Excluding the non-recurring impact of these expenses, operating income came to R$94mm, with a 5.9% margin. In relation to 1Q10, EBIT fell by 70.1% and the operating margin narrowed by 7.5 p.p.

In April 2010, the Company announced a new code-share agreement with Delta Air Lines, which allows passengers to accumulate miles on all flights operated by the two companies. As a result, the “GOL Alliance” now includes five major international airlines: American Airlines, AirFrance/KLM, Delta Air Lines, Iberia and AeroMexico.

During the second quarter, GOL announced two new Caribbean destinations: Bridgetown, on the island of Barbados, and Saint Maarten, in the Netherlands Antilles, being the only Brazilian carrier to fly to these destinations. Currently, GOL flies to six destinations in the Caribbean region: Aruba, Barbados, Curaçao, Panamá, Punta Cana and Saint Maarten.

Highlights (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Net Revenue	1,590.9	1,394.0	14.1%	1,729.8	-8.0%
Operating Costs and Expenses	(1,533.6)	(1,304.1)	17.6%	(1,538.4)	-0.3%
Operating Income	57.3	89.9	-36.3%	191.4	-70.1%
Operating Margin	3.6%	6.5%	-2.9 pp	11.1%	-7.5 pp
EBITDAR	274.2	258.8	5.9%	405.0	-32.3%
EBITDAR Margin	17.2%	18.6%	-1.3 pp	23.4%	-6.2 pp
Net Income	(51.9)	353.7	nm	23.9	nm

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

At the beginning of June, GOL became an effective member of IATA (International Air Transport Association), the world’s largest aviation industry body, representing approximately 230 airlines and concentrating 93% of scheduled international air traffic.

 GOL ended the quarter with a leverage ratio (Adjusted Gross Debt / EBITDAR) of 5.5x, versus 6.6x in 2Q09 and 5.6x in 1Q10, consolidating its position as one the only airlines in the world to reduce its operating leverage and maintain a positive cash flow. GOL intends to reduce its leverage to less than 5.0x by the end of 2010.

Total cash closed the quarter at R$1,589.3mm, representing approximately 25% of net revenue in the last 12 months. This is the new minimum level for the cash/net revenue ratio, as per the Company’s strategic plan for the coming years.

On July 12, the Company issued US$300mm in senior notes maturing in 2020, with a yield of 9.5% and a 9.25% coupon, secured by GOL and its subsidiary VRG Linhas Aéreas S.A.. The proceeds will be used to repay debt maturing within the next three years. With the success of the operation, GOL will eliminate short-term liquidity risks and complete one more step in its hedge strategy.

The second quarter was celebrated with the three awards won by the Company which recognize the Company's performance in 2009 and 2010:

“IR Global Rankings 2010”: in the 12th edition of this award, which identify and classify the best Investor Relations practices, GOL won in the “Best Corporate Governance Practices” and “Best IR Website” categories; and

“IR Magazine Awards Brazil 2010”: GOL won the award on the “Most Progress in Investor Relations” category among those companies with the highest market capitalization in the country.

These achievements are a result of the Company’s commitment to the market and its mission of bringing people together with safety and intelligence.

Management Comments

GOL concluded several important steps in its growth plans in the second quarter of 2010.

On the operational front, the Company posted the best second-quarter traffic figures since it began operations in 2001, indicating the magnitude of potential demand in Brazil. It also recorded a considerable improvement in quality, which is absolutely essential if it is to fulfill its vision of being the best airline company to fly with, work for and invest in.

GOL also consolidated its fleet renovation program. This will certainly benefit costs as early as the second half of 2010, as it has reduced the number of grounded aircraft by 15 since the beginning of the year (return of 11 B737-300s and the reactivation of four B767s for charter activities.) With a young, standardized and last generation fleet, GOL will strengthen its low-cost DNA, resulting in a more robust and competitive structure.

Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Performance

Domestic Market	2Q10	2Q09	Var.%	1Q10	Var.%
ASK - GOL (billion)	9.8	8.3	17.8%	9.8	-0.3%
ASK - Industry (billion)	23.8	20.0	18.8%	23.8	0.2%
RPK - GOL (billion)	6.0	5.1	17.0%	7.0	-14.5%
RPK - Industry (billion)	15.0	12.5	20.1%	17.0	-11.7%
Load Factor - GOL (%)	61.4%	61.8%	-0.4 pp	71.6%	-10.2 pp
Load Factor - Industry (%)	63.2%	62.5%	+0.7 pp	71.6%	-8.5 pp

International Market	2Q10	2Q09	Var.%	1Q10	Var.%
ASK - GOL (billion)	1.3	1.3	-4.3%	1.4	-6.6%
ASK - Industry (billion)	7.6	7.5	0.8%	7.6	-0.5%
RPK - GOL (billion)	0.7	0.7	13.7%	1.0	-24.8%
RPK - Industry (billion)	5.6	4.9	14.1%	5.8	-3.1%
Load Factor - GOL (%)	59.1%	49.7%	+9.3 pp	73.4%	-14.3 pp
Load Factor - Industry (%)	74.1%	65.5%	+8.7 pp	76.2%	-2.1 pp

Yields

GOL maintained its dynamic fare management and prioritized yields during the second quarter, which seasonally records the lowest passenger traffic figures of the entire year. As a result, the Company’s yields reached 20.87 cents (R$), 6.9% up on  the 19.53 cents (R$) recorded in 1Q10 and 3.0% down on the R$21.51 cents (R$) reported in 2Q09.

However, excluding non-recurring passenger revenue of R$42mm in 2Q09, 2Q10 yields grew by 0.6% year-over-year.

This improvement over the previous quarter was due to the following factors: (i) the greater concentration of flights during working hours, benefiting business trips; (ii) the reduction in the average stage length due to the smaller number of flights from the South and Southeast to the North and Northeast; (iii) the reduced share of international flights in passenger revenue, given that international yields are lower than those for domestic flights; and (iv) the positive results from the new Fare Categories in 1Q10.

The Company believes that estimated growth for 2H10 will take place against a background of stable yields in relation to 2Q10. In the year as a whole, yields should close at close to 2009 levels.

Domestic Market: Demand

In 2Q10, the industry’s demand (RPK) registered increase of 20.1% over 2Q09, driven by the continuous improvement in Brazil’s economic scenario, especially in May, which recorded the highest confidence indices in the country’s history (measured by the Consumer Confidence Index – ICC and the Current Situation Index – ISA). Compared to 1Q10, domestic demand fell by 11.7%.

GOL’s demand moved up by 17.0% over 2Q09, and declined by 14.5% in comparison with 1Q10. The year-over-year demand rise was fueled by the introduction of the new Fare Categories, which provided a wider array of benefits for the business segment, and increased frequencies on the Company’s route network, especially for business flights, privileging yields in a seasonally weak quarter, as mentioned above.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The demand decline in comparison with the previous three months, was due to seasonality, given that the first quarter is the second best of the year in terms of traffic volume (behind the fourth), thanks to the peak of the summer season in January, while the second quarter is a low season period with no vacations and few holidays.

Domestic Market: Supply and Load Factor

Overall domestic-market seat supply, measured by available seat kilometers (ASK) increased by 18.8% year-over-year and 0.2% over 1Q10, while the average load factor stood at 63.2%, 0.7p.p. more than the 62.5% recorded in 2Q09. The upturn in relation to both quarters reflected expectations of strong demand growth in 2H10.

GOL added fewer seats than the industry due to its responsible capacity management, recording a 17.8% capacity increase, mainly due to: (i) high aircraft productivity, which pushed up the average fleet utilization rate from 11.3 block hours/day in 1Q09 to more than 13 block hours/day in 2Q10; (ii) the 1.2% increase in the average stage length; and (iii) the change in the fleet mix due to the replacement of four 737-300s (with around 150 seats) with 737-800s (with approximately 185 seats). Jointly, these effects diluted unit costs in a low-season quarter, as well as helping prepare the Company’s route network to meet demand from leisure travelers in the second half, which is seasonally stronger than the first.

As a result, GOL's domestic load factor totaled 61.4% in 2Q10, 0.4 p.p. below the 61.8% reported in 2Q09 and 0.3% down on 1Q10, accompanied by a 10.2 p.p. decline in the load factor from 71.6%.

International Market

On the international market, overall demand moved up by 14.1% between 2Q09 and 2Q10, chiefly thanks to the more favorable economic scenario and the 13.5% depreciation of the Dollar against the Real. Overall supply remained virtually flat, with a discreet 0.8% increase, and the overall load factor reached 74.1%, 8.7 p.p. up on 2Q09 and 2.1 p.p. lower than 1Q10 (also due to seasonality).

Demand on GOL’s route network in the international market climbed by 13.7% year-over-year, due to the same factors that affected the industry as a whole, in addition to buoyant demand from the Southern Cone region, which had been jeopardized by the H1N1 influenza outbreak in 2Q09, especially for flights to Argentina and Chile, and the expansion of the Company’s international network with the introduction of new routes between Brazil and the Caribbean (Aruba, Barbados, Curaçao, Panama, Punta Cana and Saint Maarten).

GOL maintained its disciplined capacity management strategy in the international market, recording a 4.3% year-over-year reduction in capacity due to the repositioning of the network (less frequent flights to Chile and Argentina, discontinuation of flights to Lima, Peru, and the creation of new routes to the Caribbean). The capacity of the industry as a whole edged up by 0.8%, mainly due to higher capacity on intercontinental routes.

As a result of this repositioning, plus the upturn in demand, GOL’s international load factor increased by  9.3 p.p., from 49.7% in 2Q09 to 59.1% in 2Q10. Compared to 1Q10, demand dropped by 24.8% and the load factor fell by 14.3 p.p. due to the lack of vacations and holidays in the second quarter, given that the Company’s international route network is mostly geared towards tourism.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

GOL´s Operating Data	2Q10	2Q09	Var.%	1Q10	Var.%
Revenue Passengers (’000)	7,248	6,465	12.1%	8.005	-9.5%
Revenue Passengers Kilometers (RPK) (mm)	6,759	5,795	16.6%	8.027	-15.8%
Available Seat Kilometers (ASK) (mm)	11,054	9,635	14.7%	11.172	-1.1%
Load Factor	61.1%	60.1%	+1.0 pp	71.8%	-10.7 pp
Break-Even Load Factor (BELF)	58,9%	56,3%	+2,7 pp	63,9%	-5,0 pp
Average Aircraft Utilization (Block Hours/Day)	13,1	11,3	15,8%	13,0	1,3%
Average Fare (R$)	194,6	192,8	1,0%	195,9	-0,6%
Yield per Passenger Kilometer (R$ cents)	20,87	21,51	-3,0%	19,53	6,9%
Passenger Revenue per ASK (R$ cents)	12,76	12,94	-1,3%	14,03	-9,1%
Operating Revenue per ASK (RASK) (R$ cents)	14,39	14,47	-0,5%	15,48	-7,0%
Operating Cost per ASK (CASK) (R$ cents)	13,87	13,53	2,5%	13,77	0,8%
Operating Cost, excluding fuel, per ASK (R$ cents)	8,70	9,07	-4,1%	8,84	-1,5%
Departures	72,970	67,028	8,9%	72.531	0,6%
Average Stage Length (km)	902	891	1.2%	895	0.8%
Average Number of Operating Aircraft	109.8	108.2	1.5%	107.9	1.8%
Fuel consumption (mm litters)	351	308	14.0%	360	-2.4%
Full-time equivalent employees at period end	18,686	17,194	8.7%	18.235	2.5%
Average Exchange Rate (1)	1.79	2.07	-13.5%	1.80	-0.4%
End of period Exchange Rate (1)	1.80	1.95	-7.7%	1.78	1.2%
Inflation (IGP-M) (2)	2.8%	-0.3%	+3.2 pp	2.8%	+0.1 pp
Inflation (IPCA) (3)	3.1%	1.3%	+1.8 pp	2.1%	+1.0 pp
WTI (avg. per barrel. US$) (4)	77.88	59.69	30.5%	78.88	-1.3%
Gulf Coast Jet Fuel Cost (average per liter. US$)(4)	0.56	0.41	36.5%	0.54	3.3%

Net Revenue

Net revenue totaled R$1,590.9mm in 1Q10, 14.1% up on the R$1,394.0mm recorded in 2Q09, and 8.0% less than the R$1,729.8mm reported in 1Q10, as shown below:

Net Revenue Breakdown (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Net Revenue	1,590.9	1,394.0	14.1%	1,729.8	-8.0%
Passenger	1,410.7	1,246.5	13.2%	1,567.9	-10.0%
Ancillary	177.4	147.6	22.1%	161.9	11.3%

Second-quarter passenger revenue came to R$1,410.7mm, 13.2% more than the R$1,246.5mm recorded in the same period last year (or +17.1%, excluding non-recurring revenue of R$42mm in 2Q09). This improvement was chiefly due to Brazil’s healthy economic scenario,  which resulted in high consumer confidence indices, in turn encouraging demand growth, together with the expansion of the Company's competitive advantages, namely: (i) dynamic fare management, which strengthened quarterly yields; (ii) high operating quality indices (punctuality, regularity, client service and safety), particularly in May and June, when GOL recorded the highest punctuality levels in the industry; (iii) increased frequency between Brazil’s leading airports; and (iv) a focus on short-haul flights – around 95% of GOL's flights are for three hours or less, benefiting business travelers, which is normally the dominant segment in the second quarter.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Ancillary revenue (cargo, excess baggage, flight rebooking, part of SMILES revenue, etc.) grew by 20.1% year-over-year, accounting for 11.3% of net revenue, chiefly fueled by the 57.8%  increase in revenue from cargo services, due to a series of strategic initiatives designed to expand the number of cities covered and the launch of new products. Compared to 1Q10 (R$161.9mm), ancillary revenue increased by 11.3%, mainly due to: (i) the 56.5% upturn in cargo revenue, particularly express cargo services, which is highly correlated with the business segment in Brazil; and (ii) the growth in no-show, cancellation, rebooking and refund fees, which are directly related to the Fare Categories, implemented in the beginning of the year to charge these fares if the clients make changes in their purchase with more than 7 days notice.

Given the 14.7% capacity upturn over 2Q09, RASK (revenue per available seat kilometer) fell by 0.5%, from 14.47 cents (R$) to 14.39 cents (R$) (+2.6%, excluding non-recurring revenue of R$42mm in 2Q09). In comparison with the 15.48 cents (R$) recorded in 1Q10, RASK declined by 7.0%, since the 1.1% decline in capacity was partially offset by the 6.9% increase in yields.

Operating Costs and Expenses

Operating Costs and Expenses (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Aircraft Fuel	(571.7)	(429.8)	33.0%	(551.0)	3.8%
Salaries, Wages and Benefits	(311.6)	(276.7)	12.6%	(284.4)	9.5%
Aircraft Rent	(136.5)	(136.4)	0.1%	(149.8)	-8.9%
Aircraft Insurance	(11.3)	(13.0)	-13.4%	(13.3)	-15.0%
Sales and Marketing	(88.1)	(86.6)	1.8%	(82.1)	7.3%
Landing Fees	(77.2)	(79.8)	-3.2%	(78.1)	-1.2%
Aircraft and Traffic Servicing	(101.4)	(91.3)	11.0%	(99.1)	2.3%
Maintenance, Materials and Repairs	(97.4)	(75.8)	28.5%	(137.0)	-28.9%
Depreciation and Goodwill Amortization	(80.4)	(32.5)	147.6%	(63.8)	26.1%
Other Operating Expenses	(58.0)	(82.2)	-29.4%	(79.8)	-27.3%
Total Operating Expenses	(1,533.6)	(1,304.1)	17.6%	(1,538.4)	-0.3%
Total Op. Expenses Ex. Fuel Expenses	(961.9)	(874.3)	10.0%	(987.4)	-2.6%

Operating costs totaled R$1,533.6mm in the second quarter, 17.6% up on 2Q09, chiefly due to: (i) fuel expenses from the 30.5% increase in the WTI oil price; (ii) maintenance expenses from fleet renovation due to the return of five B737-300s and the reactivation of four B767s for long-haul charter operations and sub-leasings; (iii) higher advertising expenses from the Smiles mileage program; (iv) higher salaries, wages and benefits due to the increase in the workforce and the upturn in operational volume; (v) higher amortization and depreciation expenses, due to the change in accounting practices in 1Q10.

In comparison with 1Q10, there was a 0.3% reduction, mainly due to: (i) the smaller number of aircraft under operational leasing due to the return of B737-300s; (ii) the 0.4% depreciation of the Dollar against the Real; (iii) reduced expenses from engine maintenance thanks to the low-season downturn in activity; and (iv) the decline in the “Other expenses” line. These reductions were offset by (i) the increase in salaries, wages and benefits; (ii) the 9.5%  growth in fuel expenses; and (iii) the 26.1% increase in depreciation and amortization expenses.

Excluding expenses of approximately R$37mm related to fleet renovation, involving  B737-300s  and B767s, total costs would come to R$1,497mm, 14.8 up on 2Q09 and 2.7% down on 1Q10.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Costs and Expenses per ASK	2Q10	2Q09	Var.%	1Q10	Var.%
Aircraft Fuel	(5.17)	(4.46)	15.9%	(4.93)	4.9%
Salaries, Wages and Benefits	(2.82)	(2.87)	-1.9%	(2.55)	10.7%
Aircraft Rent	(1.24)	(1.42)	-12.7%	(1.34)	-7.9%
Aircraft Insurance	(0.10)	(0.14)	-24.5%	(0.12)	-14.1%
Sales and Marketing	(0.80)	(0.90)	-11.3%	(0.74)	8.4%
Landing Fees	(0.70)	(0.83)	-15.6%	(0.70)	-0.1%
Aircraft and Traffic Servicing	(0.92)	(0.95)	-3.2%	(0.89)	3.4%
Maintenance, Materials and Repairs	(0.88)	(0.79)	12.0%	(1.23)	-28.2%
Depreciation and Goodwill Amortization	(0.73)	(0.34)	115.8%	(0.57)	27.4%
Other Operating Expenses	(0.52)	(0.85)	-38.5%	(0.71)	-26.5%
Total Operating Expenses	(13.87)	(13.53)	2.5%	(13.77)	0.8%
Total Op. Expenses Ex. Fuel Expenses	(8.70)	(9.07)	-4.1%	(8.84)	-1.5%

* CASK = operating costs and expenses divided by ASK, expressed in cents(R$)

Operating costs per ASK (CASK) amounted to 13.87 cents (R$) in 2Q10, 2.5% up on the 13.53 cents (R$) recorded in 2Q09, chiefly due to the 15.9% growth in fuel CASK.

However, this upturn in terms of ASKs, was lower than the nominal one, thanks to a combination of: (i) the 14.7% increase in capacity;(ii) the 15.8% rise in aircraft utilization; and (iii) the 1.2% extension of the average stage length in order to prepare GOL’s route network for the high season in the second half. In comparison with 1Q10, CASK grew by 0.8%, due to the 1.1% decline in capacity.

CASK excluding fuel expenses (CASK ex-fuel) stood at 8.70 cents (R$), 4.1% down on the 9.07 cents (R$) recorded in 2Q09, due to the same factors mentioned above but partially offset by the the 14.7% increase in capacity which diluted fixed costs. The 1.5% decline over 1Q10 was due to greater aircraft utilization, offset by the 1.1% decrease in capacity. Excluding the effects of fleet renovation (B737-300s and B767s), CASK came to 8.37 cents (R$), 7.8% and 5.3% down, respectively, on 2Q09 and 1Q10, representing the lowest CASK ex-fuel ratio since the acquisition of VRG in 2Q07.

Aircraft fuel costs totaled R$571.7mm, 33.0% up on 2Q09, chiefly due to: (i) the 30.5% increase in the cost of WTI jet fuel, partially offset by the 13.5% depreciation of the Dollar against the Real; (ii) the 8.9% growth in the number of departures; and (iii) the 15.8% upturn in aircraft utilization, from 11.3 block hours/day in 2Q09 to 13.1 block hours/day.

In comparison with the previous quarter, these costs increased by 3.8%, due to the 0.6% growth in the number of departures, the 1.3% rise in aircraft utilization and the 3.3% increase in the price per liter of jet fuel provided by Petrobras. In per-ASK terms, aircraft fuel costs climbed by 15.9% and 4.9%, respectively, over 2Q09 and 1Q10.

Salaries, wages and benefits increased by 12.6%, from R$276.7mm in 2Q09 to R$311.6mm in 2Q10, due to the 6% pay rise approved in December 2009 and the 8.7% expansion of the workforce, especially in the operational, airport and call center areas, in turn fueled by the need to keep pace with the growth in the Company's operations caused by the 12% increase in the number of passengers transported. In comparison to 1Q10, salaries, wages and benefits climbed by 9.5% due to the 2.5% increase in the workforce to keep up with higher demand in 1H10, as well as operational growth (the number of operational aircraft increased from 108 to 109 between the two quarters).

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In addition, the Company constituted provisions in the amount of R$10.7 million for employee profit sharing based on the stock option plan. In accordance with IFRS rules, expenses is recognized in the year in which the options plan are granted, followed by a gradual reduction in provisions in the remaining years of the vesting period. In per-ASK terms, these expenses fell by 1.9% over 2Q09 and grew by 10.7% over 1Q10.

Aircraft leasing costs totaled R$136.5mm, virtually identical to the 2Q09 figure (R$136.4mm), given that part of 2Q09 leasing expenses had been renegotiated with lessors for subsequent periods (as disclosed in the 2Q09 release). In the year-over-year comparison, leasing expenses were offset by: (i) the average 13.5% depreciation of the Dollar against the Real between the two periods; (ii) the higher number of aircraft under financial leasing (35 in 2Q10 versus 26 in 2Q09); and (iii) the return of five B737-300s under operational leasing, which helped reduce expenses by approximately R$3.5mm in the quarter.

In comparison to 1Q10, leasing costs fell by 8.9%, chiefly due to the return of the above-mentioned B737-300s under operating leases and the 0.4% appreciation of the Real against the Dollar. In per-ASK terms, these costs declined by 12.7% over 2Q09 and 7.9% over 1Q10.

Aircraft insurance fell by 13.4%, from R$13.0mm in 2Q09, to R$11.3mm in 2Q10, due to the interim reduction in the fleet from 124 to 122 aircraft and the 13.5% appreciation of the Real against the Dollar, given that these contracts are executed in foreign currency.

In comparison to 1Q10, there was a reduction of 12.4%, chiefly due to the return of the B737-300s and the 0.4% appreciation of the Real against the Dollar. In per-ASK terms, these costs fell by 24.5% and 14.1%, respectively, over 2Q09 and 1Q10.

Sales and marketing expenses climbed by 1.8%, from R$86.6mm in 2Q09 to R$88.1mm in 2Q10, as a result of higher commissions paid to credit card administrators due to the increase in directsales to the detriment of agency sales, partially offset by the elimination of ticket sale commissions for travel agents as of the beginning of February 2010.

Compared to 1Q10, these expenses moved up by 7.3% due to roughly R$13,5mm in advertising expenses resulting from the revitalization of the SMILES and an upturn of approximately R$1.5mm in cargo commission expenses as a result of the increase in the revenue base. In per-ASK terms, sales expenses fell by 11.3% over 2Q09 and climbed by 8.4% over 1Q10.

Landing fees totaled R$77.2mm in 2Q10, 3.2% down on the R$79.8mm recorded in 2Q09, due to fewer international departures and the 13.5% depreciation of the Dollar. Compared to 1Q10, these fees dipped by 1.2% for the same reasons, partially offset by the 1% increase in the number of domestic departures. In per-ASK terms, they fell by 15.6% over 2Q09 and 0.1% over 1Q10.

Aircraft and traffic servicing expenses totaled R$101.4mm in 2Q10, 11.0% up on 2Q09, due to the increase in operational services, generating higher collection, delivery and handling expenses as a result of 8.9% upturn in arrivals and departures.

In comparison to 1Q10, these expenses grew by 2.3% due to the termination of the SABRE system agreement (approximately R$3.0mm) and services expenses around R$2.0mm to adjust the Smiles database during migration from the IBM system to the Siebel (Oracle) system, scheduled for conclusion by the end of 2010, which will add more flexibility and value to the program. In per-ASK terms, aircraft and traffic servicing expenses fell by 3.2% over 2Q09 and rose by 3.4% over 1Q10.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Maintenance, materials and repairs came to R$97.4mm, 28.5% up on the R$75.8mm recorded in 2Q09, due to: (i) around R$9mm from the final stage of the fleet renovation and unification program, with the return of the five remaining B737-300s (out of a total of 11), which are grounded in the non-operational fleet in the final stages of devolution; and (ii) approximately R$28mm from the reactivation of four B767s during the quarter due to growing demand for long-haul charter flights.

In relation to 1Q10, maintenance costs declined by 28.9%, due to the low season and reduced expenses from engine maintenance. In per-ASK terms, these expenses climbed by 12.0% year-over-year and fell by 28.2% over 1Q10.

Depreciation and amortization expenses totaled R$80.4mm in 2Q10, a hefty 147.6% up on the R$32.5mm reported in 2Q09, due to: (i) the higher number of aircraft under financial leasing (35 in 2Q10, versus 26 in 2Q09); and (ii) the change in the Company’s estimate for the depreciation of maintenance costs for engines under financial leasing, which now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years (as discussed in the 1Q10 release.)

These expenses climbed by 26.1% over the R$63.8mm reported in 1Q10, due to the same factors. In per-ASK terms, they rose by 115.8% and 27.4%, respectively, over 2Q09 and 1Q10.

Other operating expenses (mainly comprising accommodation, crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) totaled R$58.0mm in 2Q10, 29.4% down on 2Q09, as a result of several factors, including: (i) more efficient controls over general and administrative expenses (telephone, water, gas and electricity), as well as losses of inventories, uniforms and other inputs in the operational bases, generating a reduction of around R$16mm; and (ii) gains of approximately R$10mm from the automation of the Company's internal systems (inventories, accounts, billing, legal affairs and accounts receivable, as discussed in the 4Q09 release), which led to tighter controls over provisions, a reduction in general and administrative expenses, and a more accurate classification of costs according to their nature, thereby decreasing the concentration of the “Other expenses” line; (iii) optimization of the Company’s route network; (iv) fewer flight cancellations; (v) lower Dollar expenditure on crew travel and accommodation due to the respective 6.5% and 4.2% reduction in the number of international arrivals (more expensive than domestic ones) compared to 2Q09 and 1Q10, respectively; and (vi) the greater volume of IT equipment under financial leasing, reducing expenses from equipment rentals.

In comparison to 1Q10, these expenses fell by 27.3% for the same reasons mentioned above, partially offset by the 0.6% increase in arrivals and departures. In per-ASK terms, they declined by 38.5% and 26.5%, respectively, over 2Q09 and 1Q10.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Result *

Operating Results (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
EBIT	57.3	89.9	-36.3%	191.4	-70.1%
Margin	3.6%	6.5%	-2.9 pp	11.1%	-7.5 pp
per ASK	0.52	0.93	-44.5%	1.71	-69.8%
EBITDA	137.7	122.4	12.4%	255.2	-46.1%
Margin	8.7%	8.8%	-0.1 pp	14.8%	-6.1 pp
per ASK	1.25	1.27	-2.0%	2.28	-45.5%
EBITDAR	274.2	258.8	5.9%	405.0	-32.3%
Margin	17.2%	18.6%	-1.3 pp	23.4%	-6.2 pp
per ASK	2.48	2.69	-7.7%	3.63	-31.6%

The 2Q10 operating margin stood at 3.6%, 2.9 p.p. below the 6.5% recorded in 2Q09 and 7.5 p.p. lower than the 11.1% reported in 1Q10. The second quarter saw a concentration of expenses associated with fleet renovation and the result was in line Management’s expectations regarding compliance with the 2010 operating margin target.

Excluding the expenses associated with fleet renovation (B737-300s and B767s), the quarter’s operating result came to R$94million, with a margin of 5.9%.

EBITDAR stood at R$274.2mm, with an EBITDAR margin of 17.2%, 1.3 p.p. below the 18.6% recorded in 2Q09 (on EBITDAR of R$258.8mm) and 6.2 p.p. lower than the 23.4% reported in 1Q10 (on EBITDAR of R$405.0mm).Excluding fleet renewal expenses, EBITDAR totaled R$311mm, with a margin of 19.5%.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Hedge Result

The Company records derivative financial instruments in accordance with IAS 39 ― Financial Instruments: Recognition and Measurement.

Hedge Results (R$MM) 2Q10	WTI	Foreign Exchange	Interest Rate	Total
Effective	-	(1.3)	-	(1.3)
Sub-total Operating Result	-	(1.3)	-	(1.3)
Ineffective	(19.0)	(2.7)	(0.7)	(22.4)
Not designed to hedge	-	0.9	(4.2)	(3.3)
Sub-total Financial Result	(19.0)	(1.8)	(4.9)	(25.7)
Total	(19.0)	(3.1)	(4.9)	(27.0)
OCI (net of taxes)	0.2	(2.5)	(0.1)	(2.4)
Effective	-	(1.3)	-	(1.3)

*OCI (other comprehensive income) differs from net income and generally comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities classified as available for sale, and derivative operations classified as cash flow hedges or net foreign investment hedges.

In the second quarter of 2010, the Company recognized a net loss from hedge operations of R$27.0mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$27.9mm in the same period, given that the Company increased its purchase of oil options to hedge 30% of estimated 12-month consumption, versus the 20% decreed by the hedge policy through 1Q10.

Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI) derivative contracts, generated losses of R$19.0mm in the quarter.

Of this total, losses of R$1.2mm were considered ineffective (for hedge accounting purposes)  from contracts maturing in 2Q10 (accrual basis), and losses of R$17.8mm from contracts maturing in the future, but which were booked in advance under the financial result.

Foreign exchange: net loss of R$4.0mm, of which losses of R$1.3mm were considered effective and booked pro-rata in the operating expenses lines (leasing, fuel, insurance, etc), and losses of R$2.7mm were considered ineffective and recognized as financial expenses. The Company also reported a R$0.9mm gain booked under financial expenses referring to a Dollar x CDI swap contracted to protect a debt against the exchange variation. This was not designed for hedge accounting purposes.

Interest: net loss of R$4.9mm, of which losses of R$0.7mm were considered effective and booked under the financial result, and losses of R$4.2mm from non-hedge derivatives were booked as financial expenses.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Mark-to-Market Value by period	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	Total
Fuel
Notional Volume in Barrels ('000)	1,949	1,703	359	198	196	195	4,600
Notional Volume in Liters ('000)	309,852	270,743	57,074	31,478	31,160	31,001	731,308
Price per Barrel (US$) *	88.60	91.86	93.58	106.74	81.00	84.03	90.46
Mark-to-Market Value (R$MM) **	311.1	281.8	60.5	38.1	28.6	29.5	750
Foreign Exchange
Notional Value in US$ MM	193.5	16.0	-	-	-	-	209.5
Agreements Average Exchange Rate	1.889	1.975	-	-	-	-	1.8955
Total in R$MM	365.5	31.6	-	-	-	-	397.1

* Weighted average among derivative strikes. Average for cap prices only.

** On 06/30/2010, the exchange rate was R$1.8015 / US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company employs a financial risk policy committee, comprising certain members of the Board, an external consultant, and senior executives. The committee meets quarterly and sets 24-month targets on a rolling basis, in case pre-fixed triggers are reached,. The committee can also meet extraordinarily if any of its members calls a meeting. Management builds its hedge position based on these decisions.

The vast majority of the financial instruments used for hedging purposes consist of WTI or Dollar call options, WTI collars and swaps, foreign exchange and CDI swaps, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

Net Financial Result

The 2Q10 net financial result was an expense of R$113.3mm, versus revenue of R$369.9mm in 2Q09 and an expense of R$133.7mm in 1Q10.

Financial Result (R$MM)	2Q10	2Q09	% Chg.	1Q10	% Chg.
Interest Expenses	(81.3)	(57.7)	40.9%	(79.3)	2.5%
Finance Leases	(22.9)	(21.3)	7.3%	(22.9)	0.0%
Other Interest Expenses	(58.4)	(36.4)	60.6%	(56.4)	3.6%
Capitalized Interest	2.8	1.1	155.5%	2.6	10.1%
Exchange Variation	(29.9)	448.4	nm	(59.0)	-49.4%
Interest and Investment Income	25.7	3.9	552.6%	22.4	14.9%
Hedge Results	(25.7)	(13.3)	93.5%	(17.8)	44.8%
Other financial revenues (expenses)	(4.9)	(12.5)	-60.9%	(2.7)	82.8%
Net Financial Results	(113.2)	369.9	nm	(133.7)	-15.4%

Interest expenses totaled R$81.3mm, 40.9% up on 2Q09, chiefly due to: (i) quarterly interest expenses from debentures in 2Q10 (these debentures were issued in May 2009, so their resulting expenses impacted only one month of 2Q09); and (ii) the larger number of aircraft classified under financial leasing (35 in 2Q10, versus 26 in 2Q09); and (iii) financial discounts granted to travel agents for the pre-sale of business packages. In comparison to 1Q10, however, these expenses increased by 2.5%, chiefly due to the 1.2% appreciation of the Dollar (end of period), affecting interest on the foreign currency debt, which closed 2Q10 at R$2,635.3mm, and the approximate 1.5% upturn in the CDI interbank rate, to which the interest on the debentures is tied

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The exchange variation generated an expense of R$29.9mm, mainly due to the impact of the 1.2% appreciation of the Dollar on the Company’s foreign-currency debt (80.6% of its total debt), versus revenue of R$448.4mm in 2Q09 due to the 15.7% appreciation of the Real against the Dollar and an increase in the Company’s foreign-currency loans (84.2% of the total debt). In 1Q10 there was a R$59mm expense due to the 2.3% depreciation of the Dollar

Interest and investment income was positive by R$25.7mm in 2Q10, more than 5.5 times more than the R$3.9mm recorded in 2Q09 and 14.9% up on the R$22.4mm reported in 1Q10, chiefly due to the increase in the Company’s total cash position, which is already equivalent to 24.7% of net revenue in the last twelve months (versus 24.0% in 1Q10 and 9.8% in 2Q09), and the financial gains from investing this cash

Other financial expenses totaled R$4.9mm, versus expenses of R$12.5mm in 2Q09 and R$2.7mm in 1Q10. In comparison with 1Q10, there was an increase of 82.8%, given that, in 2Q09, this line included financial revenue from the discount on the purchase of two reserve engines from CFM for approximately R$2.5mm.

Income Tax

Income tax (R$MM)	2Q10	2Q09	% Chg.	1Q10	% Chg.
Current Income Tax	11,9	2,5	376,6%	(32,4)	nm
Deferred Income Tax	(7,9)	(108,7)	-92,8%	(1,3)	496,0%
Income Tax	4,0	(106,2)	nm	(33,8)	nm

Total 2Q10 income tax was a benefit of R$4.0mm, versus an expense of R$106.2mm in 2Q09 and an expense of R$33.8mm in 1Q10. The positive variation in current income tax between 1Q10 and 2Q10 was basically due to taxable income calculated in accordance with Law no. 6,404/76, which was a loss of R$55.9mm in 2Q10, versus income of R$57.8mm in 1Q10. In comparison the previous year, although taxable income was positive in 2Q09, it was mainly offset by expenses from the exchange variation.

The variation in the deferred income tax line was caused by temporary differences. The bigger reversal between 2Q10 and 1Q10 was chiefly due to the variation in maintenance deposits and engine depreciation. 2Q09 was mainly impacted by the increase in aircraft financial leasing operations.

Net Result

GOL posted a 2Q10 net loss of R$51.9mm, versus net income of R$353.7mm in 2Q09 and R$23.9mm in 1Q10. The loss was mainly due to: (i) the fact that the second quarter is the weakest of the year for the aviation industry in terms of demand and revenue generation; (ii) non-recurring maintenance expenses associated with the fleet renovation program, with the return of the B737-300s and reactivation of the four B767s; and (iii) the 1.2% appreciation of the Dollar against the Real between 2Q10 and 1Q10, generating exchange losses on foreign currency liabilities.

Liquidity and Indebtedness

Total Liquidity (R$MM)	2Q10	2Q09	% Chg.	1Q10	% Chg.
In Reais	1,839.8	1,147.6	60.3%	1,814.1	1.4%
Total Cash	1,589.3	613.7	159.0%	1,496.1	6.2%
Short-term Receivables	250.5	533.9	-53.1%	318.0	-21.2%
Total Liquidity	1,839.8	1,147.6	60.3%	1,814.1	1.4%

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Total cash closed the quarter at R$1,589.3mm (cash balance of R$1,518.0mm, plus R$31.9mm in immediate liquidity financial assets and R$39.5mm in restricted cash), 6.2% up on 1Q10 and 159.0% more than in 2Q09, equivalent to 24.7% of net revenue in the last 12 months and 2.7 times obligations due in the next 12 months.

As a result, GOL should achieved its target for 2010, which is to have a cash balance of approximately 25% of LTM net revenue, demonstrating its commitment to maintaining a strong balance sheet that gives it sufficient capacity to recover financially from any type of economic crisis, not to mention the foreign exchange, oil price and market volatility to which the aviation industry is subject, while at the same time supporting the Company’s growth strategy. Currently, GOL’s cash balance is on the same level as that of the world’s major players.

Short-term receivables include flight sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 2Q10, these receivables totaled R$250.5mm, 21.2% down on the R$318.0mm recorded in 1Q10, due to the reduction in sales volume (forward bookings effect) caused by the second quarter’s low seasonality, particularly in April and May, which is reflected in lower receivables, and increase in the volume of discounted trade notes.

Commitments (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Aircraft Financing	1,767.0	1,850.3	-56.3%	1,803.0	-20.6%
Finance Leases	1,661.0	1,360.6	22.1%	1,670.4	-0.6%
PDP Facility	106.0	489.7	-78.4%	132.6	-20.1%
Loans and Financings	1,480.9	1,325.0	11.8%	1,408.4	5.1%
Loans and Financings (ex-perpetual notes)	1,159.4	978.2	18.5%	1,090.9	6.3%
Perpetual Notes	321.5	346.8	-7.3%	317.5	1.3%
Interest	22.5	21.8	3.2%	24.7	-8.9%
Gross Debt	3,270.4	3,197.1	2.3%	3,236.1	1.1%
Operating Leases Payable* (off-balance)	2,588.9	2,973.7	-12.9%	2,585.4	0.1%
Total Commitments	5,859.3	6,170.8	-5.0%	5,821.5	0.6%

* the sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.

On June 30, 2010, total loans and financings came to R$3,270.4mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 8.2 years and an average rate of 11.5% for local-currency debt and 6.3% for Dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$2,948.9mm, 1.0% up on 1Q10, due to: (i) the contracting of a R$101.5mm (US$53.3mm) Dollar-denominated working capital loan from Itaú BBA in order to reduce the funding cost of the Company’s debt used to settle the R$60mm working capital loan from Banco Pine, which was denominated in Reais; and (ii) the 1.2% appreciation of the Dollar against the Real between 1Q10 and 2Q10.

Total financial obligations, comprising the gross debt recorded in the balance sheet and projected operational leasing payments between 2010 and 2021 (based on June 30), came to R$5,859.3mm, 0.6% up on 1Q10 mainly as a result of the 1.2% period appreciation of the Dollar against the Real, and 5.0% down on 2Q09, chiefly due to the R$7.7% period appreciation of the Real against the Dollar.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Aircraft Financing (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Short-Term (in Foreign Currency)	252.6	613.1	-58.8%	278.4	-9.3%
PDP Facility	106.0	489.7	-78.4%	132.6	-20.1%
Finance Leases	146.6	123.4	18.8%	145.8	0.5%
Long-Term (in Foreign Currency)	1,514.5	1,237.2	22.4%	1.524.6	-0.7%
Finance Leases	1,514.5	1,237.2	22.4%	1.524.6	-0.7%
Total Aircraft Financing	1,767.1	1,850.3	-4.5%	1.803.0	-2.0%

Also on June 30, 2010, aircraft acquisition financing totaled R$1,767.1mm, mainly composed o:

A credit line for the prepayment of aircraft acquisitions (PDP Facility II), whose outstanding balance closed 2Q09 at R$106.0mm and which will be used for the prepayment of four aircraft out of the seven due for delivery in 2010. These lines are already refinanced through a combination of lease-back operations and long-term bank loans with financial institutions, backed by the U.S. Ex-Im Bank

Financial leasing operations, which totaled R$1,661.1mm, are financial expenses paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, also backed by the U.S. Ex-Im Bank. Compared to 1Q10, the number of aircraft classified as financial leasing remained the same and there was slight reduction of 0.5% due to period amortizations.

Financial Debt (R$MM)	2010	2011	2012	2013	2014	> 2014	Total
In Local Currency	303.7	130.3	118.5	115.0	50.9	10.8	729.3
Working Capital	226.5	-	-	-	-	-	226.5
BDMG I and II	3.2	3.2	4.6	6.0	4.1	10.8	31.9
BNDES	14.4	14.4	1.2	-	-	-	29.9
BNDES-Safra	13.4	19.3	19.3	15.5	-	-	67.4
Debentures	46.3	93.5	93.5	93.5	46.8	-	373.6
In Foreign Currency	18.0	15.0	15.0	7.5	-	374.6	430.1
IFC	15.0	15.0	15.0	7.5	-	-	52.5
FINIMP	2.9	-	-	-	-	-	2.9
Senior Notes	-	-	-	-	-	374.6	374.6
Total	321.6	145.4	133.6	122.5	50.9	385.4	1,159.4

On July 13, 2010, GOL announced the conclusion of a R$300mm senior note issue yielding 9.25% and maturing in 2020. The operation was exempt from registration under the 1933 U.S. Securities Act.

The notes will be guaranteed by VRG Linhas Aéreas S.A., and constitute senior obligations unsecured by GOL with the option of a make-whole premium. GOL intends to use most of the proceeds to repay existing debt maturing within the next three years.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Financial Ratios	2Q10	2Q09	Var.%	1Q10	Var.%
% of Gross Debt in Foreign Currency	80.6%	84.2%	-3.0pp	79.2%	-1.4pp
Cash / Net Revenue (LTM)	24.7%	9.8%	+14.9pp	24.0%	+0.7pp
Net Debt (R$MM)	1,681.1	2,583.6	-34.9%	1,740.0	-3.4%
Net Debt Excl. PDP and Perpetual Notes (R$MM)	1,253.6	1,746.9	-28.2%	1,289.9	-2.8%
Net Financial Commitments (R$MM)	4,270.0	5,557.2	-23.2%	4,325.4	-1.3%
Adjusted Gross Debt[2] (R$MM)	7,030.9	7,660.9	-8.2%	6,999.7	0.4%
Adjusted Net Debt (R$MM)	5,763.1	7,393.9	-22.1%	5,821.1	-1.0%
Adjusted Gross Debt2/ EBITDAR*	5.5	6.6	-16.7%	5.6	-1.8%
Adjusted Gross Debt2/ EBITDAR + Fin. Revenue.*	5.2	5.8	-10.3%	5.1	2.0%
Adjusted Net Debt3 / EBITDAR*	4.5	6.3	-28.6%	4.6	-2.2%
Adjusted Net Debt2 / EBITDAR + Fin. Revenue*	4.2	5.6	-25.0%	4.2	0.0%
Adj. Gross Debt2 / Adj. Capitalization (book value)	0.7	0.8	-12.5%	0.7	0.0%
Adj. Gross Debt[2] Adj. Capitalization (market) [3]	0.7	0.8	-12.5%	0.6	16.7%
EBITDA / Financial Expenses*	2.2	1.8	22.2%	2.3	-4.3%
Financial Commitments */EBITDAR*	3.4	4.8	-29.2%	3.5	-2.9%

1Financial commitments (gross debt + operational leasing contracts, in accordance with note 25 of the financial statements) less cash and cash equivalents and short-term financial investments; 2Gross debt + LTM operational leasing expenses x 7; 3Adjusted gross debt less cash and cash equivalents and short-term financial investments;

3Price of R$ 22.30 per share.

Loans and Financings (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Short-Term	596.8	871.4	-31.5%	563.5	5.9%
In Reais	209.6	223.7	-6.3%	212.0	-1.1%
Working Capital	125.0	50.0	150.0%	185.0	-32.4%
BNDES	14.4	14.2	1.2%	14.4	0.0%
BNDES-Safra	13,4	-	nm	6,3	110,4%
BDMG	3,2	2,8	15,5%	2,9	12,6%
Debentures	46,3	153,3	nm	-	nm
Interest	7,4	3,4	115,1%	3,4	115,0%
In Foreign Currency	387,2	647,8	-40,2%	351,5	10,2%
Working Capital	101,5	-	nm	-	nm
PDP Facility	106,0	489,7	-78,4%	132,6	-20,1%
IFC Loan	15,0	16,3	-7,7%	51,8	-71,0%
Finance Leases	2,9	-	nm	-	nm
Interest	146,6	123,4	18,8%	145,8	0,5%
PDP Facility	15,2	18,4	-17,4%	21,3	-28,7%
Long-Term	2,352.2	1,978.9	18.9%	2.355.1	-0.1%
In Reais	425.6	281.4	51.3%	460.7	-7.6%
BNDES	15.5	29.5	-47.4%	19.1	-18.8%
BNDES-Safra	54.1	-	nm	38.1	42.0%
BDMG	8.4	11.4	-26.4%	9.4	-10.2%
BDMG II	20.2	-	nm	19.8	2.0%
Debentures	327.3	240.4	36.1%	374.3	nm
In Foreign Currency	1,926.6	1,697.6	13.5%	1.894.4	1.7%
IFC Loan	37.5	56.9	-34.1%	-	nm
Finance Leases	1,514.5	1,237.2	22.4%	1.524.6	-0.7%
Senior Notes	374.6	403.4	-7.1%	369.8	1.3%
Gross Debt. ex-Perpetual Notes	2,948.9	2,850.4	3.5%	2.918.6	1.0%
Perpetual Notes	321.5	346.8	-7.3%	317.5	1.3%
Gross Debt	3,270.4	3,197.2	2.3%	3.236.1	1.1%

* Some calculations may not match due to rounding up or down.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Fleet and Fleet Plan

The Company is continuing with its plan to replace its Boeing 737-300 and 767-300/200 aircraft with 737-800NGs and 737-700NGs for operations on short and medium-haul domestic and international routes. The Company closed 2Q10 with an operational fleet of 122 aircraft, with an average age of 6.8 years. This quarter, GOL took delivery of two Boeing 737-800NG SFPs to replace one Boeing 737-300, one Boeing 737-700  and four Boeing 737-800s.

Operating Fleet	Seats (2)	2Q10	2Q09	Var.#	1Q10	Var.#
Regular Flights
B737-300	141	-	9	(9)	-	-
B737-700 NG	144	42	42	-	42	-
B737-800 NG	177	17	22	(5)	17	-
B737-800 NG SFP	187	52	37	15	49	3
Charters
B767-300 ER(1)	218	4	-	4	-	4
Sub Total(2)	18.145	115	110	5	108	7
Non-Operating Fleet	Seats (2)	2Q10	2Q09	Var. #	1Q10	Var. #
B737-300	141	5	6	(1)	6	(1)
B737-700 NG	144	-	-	-	1	(1)
B737-800 NG	177	-	2	(2)	4	(4)
B737-800 NG SFP	187	-	-	-	1	(1)
B767-300 ER(3)	218	2	6	(4)	6	(4)
Sub Total(4)	3.268	7	14	(7)	18	(11)
Total	21.413	122	124	(2)	126	(4)

(1) Total number of seats in 2Q10.

(2) One aircraft is subleased for 36 months and the other is flying charter flights.

(3) Of the six B737-300s excluded from the operational fleet but still part of the total fleet, one was returned to the lessor and five are grounded and in the final stages of devolution.

(4) Of the six B767-300/200s, one is sub-leased to an American airline and another is wet-leased to a Brazilian airline for flights between Brazil and Angola. The remain four B767-300/200 aircrafts were reinstated in the operating fleet for the increase of the demand of long-haul charter flights.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 122 aircraft, 87 were under operational leases and 35 under financial leases. GOL also has purchase options on 29 aircraft when their leasing contracts terminate.

Operating Fleet Plan	2010	2011	2012	2013	2014
B737-700 NG	40	40	40	40	40
B737-800 NG*	71	75	79	81	85
Total	111	115	119	121	125

* includes SFP (Short Field Performance) aircraft

Aircraft Payments Forecast (R$MM)	2010	2011	2012	2013	2014	>2014	Total
Pre-Delivery Deposits	113.2	207.2	420.2	444.3	230.2	162.3	1,530.3
Aircraft Acquisition Commitments*	658.4	1,000.4	431.8	2,351.9	3,468.5	2,989.0	10,696.6
Total	771.6	1,207.5	852.0	2,796.2	3,698.6	3,151.3	12,226.8

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

* List prices

Ownership Breakdown

	ON	%	PN	%	Total	%
Fundo de Investimento em Participações Volluto	137,032,718	100.0	36,795,679	27.6	173,828,397	64.3
Board	16	-	1,891,707	1.4	1,891,723	0.7
Treasury shares	-	-	454,425	0.3	454,425	0.2
Alliance Bernstein L.P.	-	-	8,748,869	6.6	8,748,869	3.2
Free-Float	-	-	85,307,792	64.0	85,307,792	31.6
Total	137,032,734	100.0	133,198,472	100.0	270,231,206	100.0

Summary: 2010 Guidance

GOL is maintaining its guidance for 2010. Additionally, following the conclusion of its operational fleet renovation process it estimates an increase in its operating margins to more than 13% in 2011 and 2012, based on expectations that both the Brazilian economy and air traffic in its operational area will continue to grow. The table below presents our revised macroeconomic assumptions in regard to the outlook for the Brazilian economy and domestic demand in 2010.

2010 Guidance	Low (last one)	High (last one)	Low (reviewed)	High (reviewed)
Brazilian GDP Growth	5.0%	6.0%	6.0%	7.0%
Domestic Demand Growth (%RPKs)	12.5%	18.0%	14.0%	21.0%
Supply and Demand Growth in relation to GDP	2.5x	3.0x	2.5x	3.0x
Passengers Transported (MM)	31.5	36.5	31.5	36.5
GOL Capacity (ASKs billion)	45.0	47.2	45.0	47.2
Fleet (end of period)	111	111	111	111
Yield (R$ cents)	19.50	21.00	19.50	21.00
GOL Demand (RPKs billion)	31.5	33.0	31.5	33.0
Departures (000)	290	300	290	300
CASK Ex-fuel (R$ cents)	8.9	8.5	8.9	8.5
Fuel Liters Consumed (billion)	1.45	1.47	1.45	1.47
Fuel Price (R$/liter)	1.70	1.58	1.70	1.58
Average WTI (US$/barrel)	82	77	82	77
Average Exchange Rate (R$/US$)	1.85	1.72	1.85	1.72
Operating Margin (EBIT)	10%	13%	10%	13%

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Glossary of Industry Terms

     Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period

     Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

     Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

     Average stage length: represents the average number of kilometers flown per flight.

     Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

     Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

     Charter: a flight operated by an airline outside its normal or regular operations.

     EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

     Lessor: the party renting a property or other asset to another party, the lessee.

     Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

     Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

     Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

     Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

     Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

     Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

     PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

     Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

     Revenue passenger kilometers (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

     Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long term, enabling one to make use of the resource without owning it.

     Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

     Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

     Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

09.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

     WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

     Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

10.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shareholders of Gol Linhas Aéreas Inteligentes S.A. holding more than 5% of the capital by type, up to the individual level, on June 30, 2010:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
FIP ASAS	137,032,718	100	36,795,679	27.62	173,828,397	64.33
Alliance Bernstein L.P.	-	0.00	8,748,869	6.57	8,748,869	3.24
Others	16	0.00	87,653,924	65.81	87,653,940	32.44
Total	137,032,734	100	133,198,472	100.00	270,231,206	100

Quotaholders of the Investment Fund in Holdings ASAS:

Quotaholders	Quotes	%
Henrique Constantino	31,312	25.00
Ricardo Constantino	31,312	25.00
Joaquim Constantino Neto	31,312	25.00
Constantino de Oliveira Junior	31,312	25.00
Total	125,248	100.00

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on June 30, 2010:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Controlling Shareholder	137,032,718	100.00	36,795,679	27.62	173,828,397	64.33
Board Members	16	0.00	1,891,707	1.42	1,891,723	0.70
Executive Officers	-	-	-	-	-	-
Treasury shares	-	-	454,425	0.34	454,425	0.17
Market	-	-	94,056,661	70.61	94,056,661	34.81
Total	132,032,734	100.00	133,198,472	100.00	270,231,206	100.00

On June 30, 2009 the number of outstanding shares was 94,056,661 corresponding to 34.81% of the total shares.

The Company is in accordance with the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the general capital markets, in addition to those in the Regulation, in the Agreement of Adoption of Differentiated Practices of Corporate Governance Level 2 of BOVESPA and in the Regulation of Arbitration of the Market Arbitration Chamber.

COMMITMENT CLAUSE OF ADHESION TO THE ARBITRATION CHAMBER

The “Commitment Clause” consists of the arbitration clause, through which the Company, its Shareholders, Senior Management and the Bovespa undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise between them, related to or arising from, especially, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions contained in Brazilian Corporate Law, the Company’s Bylaws, the rules issued by the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, and the other regulations governing the functioning of the securities market in general, as well as those in the Bovespa Level 2 Listing Regulations, Arbitration Regulations and Participation Agreement..

The Company has not had a Fiscal Committee installed since April 2008.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

10.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on June 30, 2009:

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Controlling Shareholder	107.590.772	100,0	37.687.283	39,8	145.278.055	71.8
Board Members	20	0,0	1.857.705	2,0	1.857.725	0.9
Executive Officers	-	-	301.912	0,3	301.912	0.1
Treasury shares	-	-	-	-	-	-
Market	-	-	54.862.899	57,9	54.862.899	27.1
Total	107.590.792	100,0	94.709.799	100,0	202.300.591	100.0

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Controlling Shareholder	114,197,138	100.0	59,795,617	52.4	173,992,755	76.2
Board Members	20	0.0	2,064,587	1.8	2,064,607	0.9
Executive Officers	-	-	-	-	-	-
Treasury shares	-	-	1,574,200	1.4	1,574,200	0.7
Market	-	-	50,762,751	44.4	50,762,751	22.2
Total	114,197,158	100.0	114,197,155	100.0	228,394,313	100.0

On June 30, 2009 the number of outstanding shares was 50,762,751 corresponding to 22.2% of the total shares.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	June 30, 2010	External Disclosure IFRS

01956-9                   GOL LINHAS AÉREAS INTELIGENTES S.A.                     06.164.253/0001-87

11.01 – SPECIAL REVIEW REPORT

Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

1.     We have reviewed the accounting information included in the interim consolidated financial reporting of Gol Linhas Aéreas Inteligentes S.A. (the “Company”) and subsidiaries for the quarter ended June 30, 2010, consisting of the balance sheet and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, comments on performance and the explanatory notes, prepared under the responsibility of the Company’s Management.

2.     Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the main criteria adopted in the preparation of the interim consolidated financial reporting; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.     Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim consolidated financial reporting referred to in paragraph 1 for them to be in conformity with International Accounting Standard 34 - Interim Financial Reporting issued by the International Accounting Standards Board - IASB and standards established by the Brazilian Exchange and Securities Commission (CVM) applicable to interim financial reporting.

4.     The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 9, 2010

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

* * EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial amount of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.